蘇利文 · 克倫威爾美國律師事務所
SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

WILLIAM Y. CHUA
MICHAEL G. DESOMBRE
CHUN WEI

RESIDENT PARTNERS
ADMITTED IN NEW YORK

September 6, 2004

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

dlw 9/9

HONGKONG:54873.2

If you have any questions in connection with this matter, please contact the undersigned in Hong Kong by telephone at +852-2826-8611 or by fax at +852-2522-2280. In the event you need to reach me during normal business hours in Washington, please feel free to call our Washington, D.C. office at 202-956-7500 and ask to be connected to my home or mobile telephone numbers.

Very truly yours,

Jiang Liu

(Enclosures)

cc: Yao Jun
(Ping An Insurance (Group) Company of China, Ltd.)

William Y. Chua
(Sullivan & Cromwell LLP)

RECEIVED
2004 SEP -9 A 11:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

List of Information Made public, Distributed or Filed

1. Interim Report, dated September 3, 2004
2. Announcement, dated September 1, 2004
3. Announcement, dated August 30, 2004
4. Statement in respect of Trading Resumption of Derivative Warrants re: Ping An, dated August 26, 2004
5. Announcement & Resumption of Trading, dated August 25, 2004
6. Results Announcement, dated August 25, 2004
7. Results Announcement (Summary), dated August 25, 2004
8. Statement in respect of Suspension of Trading, dated August 25, 2004

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

Further to the announcement of the Company dated 25 August 2004 in relation to the Premature Release, the Board would like to inform that it has received a report and a supplemental statement from Christensen setting forth its findings of investigation into the events leading to the Premature Release and that the Company has resolved on actions to be taken by the Company to avoid occurrence of similar incident in the future.

Reference is made to an announcement (the "**Announcement**") dated 25 August 2004 and issued by Ping An Insurance (Group) Company of China, Ltd. (the "**Company**"). The board of directors of the Company (the "**Board**") disclosed in the Announcement that press release and analyst presentation materials (the "**Information**") containing price sensitive information of the interim results of the Company for the six months ended 30 June 2004, which were intended for release at 4:30 p.m. on 25 August 2004 and after the conclusion of its board meeting, had inadvertently been released by Christensen International Limited ("**Christensen**"), the investor relations adviser of the Company, to investors and analysts at around 1:30 p.m. on 25 August 2004 (the "**Premature Release**").

The Company has held various investigative meetings with Christensen and its information distribution agent Xpedite Systems Limited (the "**Agent**") on 26, 27, 29 and 30 August 2004 and on 27 August 2004 and 29 August 2004 respectively received a written report and a supplemental statement by Christensen on its investigation. The Company was informed that:

(i) at around 11:09 a.m. on 25 August 2004, Christensen passed the Information and gave instruction to the Agent through the Agent's web platform to send the Information at 4:30 p.m. on the same day by e-mail to 437 buy-side and sell-side institutions of which around 205 were based on the mailing lists prepared by the Company containing those institutions which the management of the Company or its joint global coordinators met or communicated with during the road show in June 2004 and around 232 were other institutions suggested by Christensen including global buy-side institutions (such as mutual fund, pension fund, hedge fund) and sell-side institutions (such as investment banks, brokers and research houses) covering or interested in the Company, as identified from several publicly available databases and Christensen's own proprietary database;

(ii) at around 1:21 p.m. on 25 August 2004, Christensen gave instruction to the Agent through the Agent's web platform to send the press release at 4:30 p.m. on the same day by e-mail to around 131 news reporters according to the Company's mailing list as suggested by Christensen for their coverage of the banking and insurance sectors;

(iii) separate instructions were given to the Agent to send the press release at 4:30 p.m. on 25 August 2004 by fax to around 138 media according to the Company's mailing list as suggested by Christensen for their coverage of the banking and insurance sectors. The instructions were given to the Agent by fax at around 1:53 p.m. and 2:17 p.m. respectively after repeated attempts to instruct the Agent through its web platform failed to complete successfully;

(iv) at 1:21 p.m. on 25 August 2004, the instruction entered into the Agent's system at 11:09 a.m. to send the Information at 4:30 p.m. on the same day by e-mail to buy-side and sell-side institutions was cancelled due to a mistake made by a client support staff of Christensen ("**Christensen's Employee**");

(v) at 1:29 p.m. on 25 August 2004, an instruction was entered into the Agent's system by Christensen's Employee to send the Information to buy-side and sell-side institutions as Christensen's Employee realized her mistake and attempted to correct it by introducing a new instruction to re-schedule the delivery for 4:30 p.m. By error, the instruction was entered on an "express" basis, i.e. to be sent out immediately, as opposed to scheduled for 4:30 p.m. The "express" status caused the Information to be released immediately without possible recourse; and

(vi) at 1:40 p.m. on 25 August 2004, the Agent sent an interim summary report of work done to Christensen.

The Company was informed by Christensen that, other than the fax instruction, it has no record of the instructions mentioned above.

Under the engagement letter between the Company and Christensen, Christensen has expressly undertaken not to, nor cause or permit each of its affiliates, partners, independent contractors or employees ("**Affiliates**") to use or disclose any confidential information of the Company unless with the Company's prior written consent or as required by laws and regulations or to such Affiliates who need to know such information in connection with Christensen's performance of its obligations provided that such Affiliates agree in writing not to use or disclose such confidential information. On this occasion, Christensen acknowledges that it was under clear instruction from the Company to release the Information only following delivery of interim results summary form to the Stock Exchange after the conclusion of the Board meeting to approve the interim results and after trading hours on 25 August 2004. Christensen has confirmed that the Premature Release had resulted from a human error committed by Christensen's Employee.

In light of the reports received, the Company is reviewing its investor and media relations strategy, including considering the replacement of Christensen and the identification of the best market practice of any alternate means of information distribution which provides equal access and even dissemination of information to the public, with a view to ensuring that the efforts made by the Company to comply with the Listing Rules will not be jeopardized by such kind of accident.

The Stock Exchange is looking into the matter and reserve its rights to take action against the Company and its directors for any breach of the Listing Rules.

By order of the Board
YAO Jun
Joint Company Secretary

Shenzhen, PRC, 1 September, 2004

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Li Heihu, Gao Lei, Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"

File No. 82-34809

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

SUMMARY

The Company has been informed by CIRC that accumulated premium income and relevant data concerning market share of insurance companies in the PRC will be released on its website (http://www.circ.gov.cn) and announced the following information pursuant to Rule 13.09 of the Listing Rules.

The board of director of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") would like to announce pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") that the Company has been informed by China Insurance Regulatory Commission ("**CIRC**") that CIRC has adopted a new practice, pursuant to which the accumulated premium income and relevant data concerning the market share of the insurance companies in the PRC within the period from 1 January of each year up to the preceding month will be released on its website (http://www.circ.gov.cn) on a monthly basis so that such information will be available to the insurance companies and the general public. The information provided by the Company is based on unaudited management accounts as contained in the monthly return required to be filed with CIRC by each PRC insurance company which have not been reviewed by the Company's audit committee and is prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP and which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in according with the Listing Rules. As the Company is subject to the supervision and regulation of CIRC, monthly premium income and market share of the Company will also be published on CIRC's website on a monthly basis accordingly.

The Company has provided the unaudited accumulated premium income of Ping An Life Insurance Company of China, Ltd., and Ping An Property & Casualty Insurance Company of China, Ltd., which are the two of the principal operating subsidiaries of the Company receiving premium income, for the period from 1 January 2004 up to 31 July 2004 in the respective amount of RMB33,477.73 million and RMB6,288.92 million to CIRC for the purpose of the release on CIRC's website and the calculation by CIRC of the market share of the Company to be released on CIRC's website.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 27 August 2004

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Li Heihu, Gao Lei, Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"

File No. 82-34809

Investor

Investment Service Centre

Listed Companies Information

Trading Resumption of Derivative Warrants re: PING AN<02318>

Trading in the H shares of Ping An Insurance (Group) Company of China, Ltd. has been resumed with effect from 9:30 a.m. today (26/8/2004).

Accordingly, the following derivative warrants have also been resumed:-

Stock Code	Stock Short Name
02226	JP-PINAN@EC0507
02229	MB-PINAN@EC0508
02232	SGPINAN@EC0502A
02233	SGPINAN@EC0502B
02238	BP-PINAN@EC0502
02247	CA-PINAN@EC0508

File No. 82-34809

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement

The Board would like to announce that the Company was informed by Christensen, the Company's public relation company, at around 2:45 p.m. today that press release and analyst presentation materials containing price sensitive information of the interim results which were intended for release at 4:30 p.m. on 25 August 2004 and after the conclusion of its board meeting had inadvertently been released by Christensen to investors and analysts at around 1:36 p.m. on 25 August 2004.

As soon as the Company was informed of the incident by Christensen, the Company requested trading of the shares of the Company on the Stock Exchange be suspended and suspension took effect from 2:56 p.m. on 25 August 2004 pending the release of this announcement and release of the interim results announcement. Application has been made to the Stock Exchange for resumption of trading of the shares of the Company with effect from 9:30 a.m. on 26 August 2004.

The board of directors (the "**Board**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") was informed by Christensen, the Company's public relation company, at around 2:45 p.m. today that press release and analyst presentation materials containing price sensitive information of the interim results which were intended for release at 4:30 p.m. on 25 August 2004 and after the conclusion of its board meeting had inadvertently been released by Christensen to investors and analysts at around 1:36 p.m. on 25 August 2004.

The Company was informed by Christensen that the pre-mature release of the information was the result of technical or accidental error but Christensen is still investigating into the cause of this incident. The investigation by Christensen is expected to be finalised by the end of this week and upon the completion of the investigation the Company will issue a further announcement regarding the results of the investigation and actions to be taken to avoid similar incident in the future.

As soon as the Company was informed of the incident by Christensen, the Company requested trading of the shares of the Company on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") be suspended and suspension took effect from 2:56 p.m. on 25 August 2004 pending the release of this announcement and the release of the interim results announcement. Please make reference to the interim results announcement for the relevant information. After the release of the interim results, application has been made to the Stock Exchange for resumption of trading of the shares of the Company with effect from 9:30 a.m. on 26 August 2004. The Stock Exchange is looking into the matter and reserve its rights to take action. Since the Company was informed by Christensen at around 2:45 p.m. of the fact that the information had been released at around 1:36 p.m., the Company did not and had not been able to take any action to ensure no dealing takes place between 1:36 p.m. and 2:45 p.m. during which some parties were in possession of the information which the other was not.

As at the date of this announcement, the directors of the Company are MA Mingzhe, SUN Jianyi, LI Heihu, GAO Lei, HUANG Jianping, LIU Haifeng David, Henry CORNELL, LIN Yu Fen, CHEUNG Lee Wah, Anthony Philip HOPE, Dicky Peter YIP, LIN Lijun, FAN Gang, DOU Wenwei, SHI Yuxin, HU Aimin, BAO Youde, KWONG Che Keung Gordon and CHEUNG Wing Yui.

By order of the Board
YAO Jun & SENG Natalia
Joint Company Secretaries

Hong Kong, 25 August 2004

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

File No. 82-34809

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

CHAIRMAN's STATEMENT

The successful listing of Ping An Insurance (Group) Company of China, Ltd. ("Ping An" or the "Company") on The Stock Exchange of Hong Kong Limited on June 24, 2004 represents another milestone in our development. We are very much encouraged by and I am proud of the recognition by our shareholders of our sound corporate governance, our strong management team with international expertise, our outstanding asset quality, our distinguished risk management, our stable operating record and our prestigious brand name built up in the market. I would like to take this opportunity to express my deepest gratitude to the cordial support of our shareholders, to the seamless cooperation between the Board of Directors, the Supervisory Committee and our management team and to the great efforts contributed by each of our staff.

During the first half of 2004, we have achieved steady development in every segment of our business as planned and made significant improvement in the quality of our insurance business. Our net profit increased 25.8% to RMB1,504 million in the six months ended June 30, 2004 from RMB1,196 million in the same period in 2003. Our total equity increased to RMB26,664 million as of June 30, 2004 from RMB12,952 million as of December 31, 2003. Improvement was also accomplished in many key indicators of our performance, such as the persistency ratio of insurance policies, retention of our staff, agent productivity and loss ratio. We were also able to make substantial progress in the cross-selling of our insurance products, which contributed to the enhancement of our profitability.

Further intensify the reform on property and casualty insurance and life insurance

With a view to enhance the overall profitability of our life insurance business, we strive to strengthen the training of agents, reinforce the operating model with emphasis on the sales team, improve the sales support system, optimize the business structure of life insurance, and proceed with the transformation of group insurance/bancassurance. For our property and casualty insurance business, we are committed to optimizing distribution network, improving underwriting and claims processing systems, reforming the remuneration system and upgrading the customer relation management system. Some of the reforms have been fully implemented and have achieved the expected results.

Further promote cross-selling

We will spare no efforts in promoting the cross-selling of personal life insurance, group insurance and property and casualty insurance products and offering to our customers with diversified insurance products and services.

Further centralize back-office support

The back-office support centralization project has proceeded smoothly. The construction of the National Support Center in Zhangjiang, Shanghai (上海張江全國後援中心) has been progressing well. The centralization of underwriting and claims services for property and casualty insurance and life insurance also proceeded smoothly, and the property and casualty insurance business has commenced the centralization of claims settlement on trial basis. Meanwhile, we are exploring the feasibility of establishment and application of the automatic underwriting system for personal line business.

Develop integrated services

Being a customer-oriented group, we are committed to providing better and tailored services to customers by integrating our customer data base, consolidating our services, and effectively transforming from selling products to providing services, with a view to promote customer loyalty and satisfaction.

Advocate the specialization of insurance operations

Under the guidance of the China Insurance Regulatory Commission ("CIRC"), we have applied for the establishment of new companies which will be engaged in the provision of pension and health insurance services, so as to explore the new growth opportunities in the future. We have received an approval in principle from the CIRC to establish a company to be engaged in the provision of pension services. The application for the establishment of other companies is being reviewed by the relevant authorities.

All of the above tasks are proceeding as scheduled with the full support of our staff. We believe we are heading towards our goal of improving the long-term profitability of the Company, and enhancing shareholder value.

Prospects for the second half of 2004

The insurance market in the PRC saw emerging features in 2004. The correlation between the insurance industry and the macro-economy, financial sector and other industries has become closer than ever. In addition, competition within the insurance industry has further intensified. Insurance companies are bound to provide diversified and integrated products and services, instead of single product and service, and they are all adopting the standardized operations, efficiency and profit-oriented approach. Such new changes and trends pose a new challenge to the insurance industry in China. However, for Ping An, a value-driven company consistently committed to standardization and professionalism, such a challenge will, in the long run, provide us with a competitive environment which is compatible with our business doctrine, and allow us more room for future development.

For the second half of 2004, we will keep up our effort in reforming property and casualty insurance and life insurance businesses, adjusting the product mix, improving the productivity of the sales team, optimizing the structure of the sales team and improving sales support and internal control for the purpose of laying a stronger foundation for our future development. We will also continue our efforts on the centralization of the back-office support of property and casualty insurance and life insurance businesses and formulate a standardized operating procedure, reinforce the risk management and strive to improve the quality of our insurance business. We will also strengthen the integration of services, as well as enhance our product development capabilities, to reinforce the cross-selling of products and provide more diversified and tailor-made insurance products to customers, with an objective to satisfy the fast growing demand of the insurance market in China.

2004 is not only the year Ping An became a public company, but is also a critical year for our business development. The Company and every member of our staff are committed to maximizing shareholder value, implementing various reform and development initiatives, and achieving the Company's operating targets for the year to deliver satisfactory results to our shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Review

The financial performance of the Group in the six months ended June 30, 2004 was satisfactory. Our gross written premiums and policy fees decreased 9.1% to RMB32,297 million in the six months ended June 30, 2004 from RMB35,548 million in the same period in 2003, while our net profit increased 25.8% to RMB1,504 million in the six months ended June 30, 2004 from RMB1,196 million in the same period in 2003. The decrease in our gross written premiums and policy fees was primarily due to our effort to manage the growth of our overall business in 2004, with a view towards optimizing our product mix and enhancing our profit margins. Our total assets increased to RMB240,587 million as of June 30, 2004 from RMB203,479 million as of December 31, 2003, and our total equity increased to RMB26,664 million as of June 30, 2004 from RMB12,952 million as of December 31, 2003, which was principally a result of the proceeds received from our initial public offering in June 2004 as well as an increase of our net profit in the first half of 2004. We believe we have continued to achieve sustained quality improvement in our core life insurance and property and casualty insurance businesses and are well positioned for medium-term profitable growth.

Our core life insurance and property and casualty insurance operations accounted for approximately 89.1% and 9.9%, respectively, of our revenue in the six months ended June 30, 2004. The following table sets forth the breakdown of our revenue by business segment for the periods indicated:

	Six months ended June 30, 2004	2003
	(in millions of RMB)	
Life insurance	**29,261**	33,404
Property and casualty insurance	**3,256**	3,231
Other [(1)]	**340**	208
Total	**32,857**	36,843

(1) Consists of businesses other than life insurance and property and casualty insurance, including our trust business and the securities services we provide to our customers through China Ping An Trust & Investment Co., Ltd. and Ping An Securities Company, Ltd., respectively.

Life Insurance

During the first half of 2004, we managed the growth of our life insurance business to focus on the more profitable regular premium individual life insurance products. As a result, premiums from our individual life insurance products accounted for approximately 68.5% of the gross written premiums and policy fees for our life insurance business in the six months ended June 30, 2004 compared to approximately 57.2% in the same period in 2003. In particular, over 95% of individual life first year premium were from regular premium products in the six months ended June 30, 2004. Our focus on regular premium individual life insurance products provides us with a stable revenue stream that helps us to generate sustainable longer term profits. Net profit from our life insurance business increased 38.2% to RMB1,382 million in the six months ended June 30, 2004 from RMB1,000 million in the same period in 2003.

We continued to rationalize our individual life insurance sales force in the first half of 2004 to enhance productivity and professionalism, and stabilized the number of our individual life insurance sales agents at approximately 180,000. In addition, we continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers improved to 88.5% and 80.8%, respectively, as of June 30, 2004.

Property and Casualty Insurance

The loss ratio for our property and casualty insurance business declined to 72.6% in the six months ended June 30, 2004 from 73.7% in the same period in 2003. During the first half of 2004, we continued to focus on disciplined underwriting and careful selection of risk exposures to improve the profitability of our property and casualty insurance business. As a result, our claims experience, and in particular our claims experience relating to automobile insurance, improved in the six months ended June 30, 2004 compared to the same period in 2003.

The following table sets forth the expense, loss and combined ratios for our property and casualty insurance business for the periods indicated:

	Six months ended June 30, 2004	2003
Expense ratio	**24.6%**	23.8%
Loss ratio	**72.6**	73.7
Combined ratio	**97.2%**	97.5%

Cross-Selling

We were able to leverage our broad customer base and our advanced information technology capacity to make substantial progress in the cross-selling of our insurance products in the first half of 2004. As a result, gross written premiums from cross-selling activities increased 85.2% to RMB787 million in the six months ended June 30, 2004 from RMB425 million in the same period in 2003.

The following table sets forth certain data relating to crossing-selling of our insurance products for the periods indicated:

	Six months ended June 30,	
	2004	2003
	(in millions of RMB)	
Gross written premiums from our property and casualty insurance customers purchasing life insurance	**473**	218
Gross written premiums from our life insurance customers purchasing property and casualty insurance	**314**	207
Total	**787**	425

Investment

Our net investment income, including interest income and dividend income, increased 23.2% to RMB3,448 million in the six months ended June 30, 2004 from RMB2,799 million in the same period in 2003. During the first half of 2004, we continued to improve the assets allocation of our investment portfolio and lengthen our assets duration. As a result, our bond investment as a percentage of our total investment assets increased to 47.7% as of June 30, 2004 from 43.7% as of December 31, 2003. We were able to achieve an average 4.6% investment return from our new money investment in bonds in the first half of 2004, as the bond yield increased significantly in the same period. In addition, our government bonds investment, of which interest income enjoys tax exemptions, as a percentage of our total bond investment portfolio increased to 59.1% as of June 30, 2004 from 56.1% as of December 31, 2003. As a result of the downturn of the PRC equity market in the first half of 2004, our total investment yield decreased to 3.6% in the first half of 2004 from 4.5% in the same period in 2003. While the equity market can be volatile, we believe our investment strategy will allow us to achieve stable returns from our core net investment income.

The following table sets forth certain information relating to our investment income for the periods indicated:

	Six months ended June 30,			
	2004		2003	
	Amount	**Yield**	Amount	Yield
	(in millions of RMB, except percentages)			
Net investment income	**3,448**	**4.1%**	2,799	4.3%
Net realized and unrealized gain/(loss)	**(769)**		266	
Total investment income	**2,679**	**3.6%**	3,065	4.5%

Liquidity and Gearing Ratio

As of June 30, 2004, the amount of cash and cash equivalents of the Group was approximately RMB22,940 million.

The Group had no material charges on group assets.

The gearing ratio was 88.9%, which was computed by dividing the sum of total liabilities and minority interests by total assets.

Company Staff

As of June 30, 2004, the Company had 34,735 employees and approximately 180,000 individual sales agents. Staff remuneration packages are structured and reviewed by reference to market terms and individual merits. The Company has participated in various defined contribution pension schemes coordinated by the provincial and municipal governments for the Company's staff in accordance with the laws and regulations of PRC.

UNAUDITED RESULTS OF THE GROUP

Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2004.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2004

		Six months ended June 30,	
		2004	2003
		(Unaudited)	(Unaudited)
	Notes	***RMB Million***	*RMB Million*
Gross written premiums and policy fees (net of business tax and surcharges)	*3*	**32,297**	35,548
Less: Premiums ceded to reinsurers		**(2,171)**	(1,904)
Net written premiums and policy fees	*3*	**30,126**	33,644
Increase in unearned premium reserves		**(887)**	(712)
Net earned premiums		**29,239**	32,932
Reinsurance commission income		**670**	673
Investment income and other income	*4*	**2,948**	3,238
Total revenue		**32,857**	36,843
Change in deferred policy acquisition costs		**681**	1,663
Claims, surrenders, annuities and maturities		**(7,002)**	(6,510)
Policyholder dividends and provisions		**(219)**	(382)
Increase in policyholders' reserves		**(18,962)**	(24,033)
Commission expenses		**(2,584)**	(3,060)
General and administrative expenses		**(2,861)**	(2,910)
Finance costs		**(16)**	(107)
Provision for insurance guarantee fund		**(52)**	(46)
Total expenses		**(31,015)**	(35,385)
Operating profit	*5*	**1,842**	1,458
Share of profits of an associate		**–**	4
Income taxes	*6*	**(315)**	(256)
Net profit before minority interests		**1,527**	1,206
Minority interests		**(23)**	(10)
Net profit attributable to shareholders		**1,504**	1,196
Dividends	*7*	**592**	493
		RMB	*RMB*
Earnings per share – basic	*8*	**0.30**	0.24

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2004

	June 30, 2004 (Unaudited) *RMB Million*	December 31, 2003 (Audited) *RMB Million*
ASSETS		
Investments		
Held-for-trading investments	**11,502**	6,799
Available-for-sale investments	**13,196**	14,764
Held-to-maturity investments	**41,832**	32,332
Loans and receivables originated by the enterprise:		
Bonds	**24,949**	19,170
Fixed deposits	**80,446**	78,233
Placements and loans	**1,163**	3,286
Investment in an associate	**3**	3
Investment properties, net	**1,423**	1,333
Total investments	**174,514**	155,920
Other assets		
Cash and cash equivalents	**22,940**	8,017
Premium receivables, net	**530**	439
Interest receivables, net	**1,716**	316
Claims recoverable	**1,250**	1,338
Deferred policy acquisition costs	**21,042**	20,361
Statutory deposits	**1,200**	1,200
Property, plant and equipment, net	**2,899**	3,147
Construction-in-progress, net	**151**	146
Land use rights, net	**938**	924
Goodwill	**245**	241
Deferred tax assets	**354**	293
Other assets	**997**	1,078
Separate account (investment-linked) assets	**11,811**	10,059
Total other assets	**66,073**	47,559
Total assets	**240,587**	203,479

EQUITY AND LIABILITIES

Equity		
Share capital	**6,195**	4,933
Reserves	**19,205**	7,667
Retained profits	**1,264**	352
Total equity	**26,664**	12,952
Minority interests	**491**	337
Liabilities		
Customers' deposits	**2,939**	2,304
Short term borrowings	**70**	200
Premiums received in advance	**599**	2,129
Commission payable	**518**	497
Claim reserves	**5,119**	4,817
Payable to reinsurers	**652**	270
Policyholder dividends payable and provisions	**1,396**	1,189
Deposits from policyholders	**45**	49
Deposits from reinsurers	**110**	130
Unearned premium reserves	**6,668**	5,781
Policyholders' reserves	**178,907**	159,945
Taxes payable	**396**	326
Insurance guarantee fund	**768**	710
Other liabilities	**3,434**	1,784
Separate account (investment-linked) liabilities	**11,811**	10,059
Total liabilities	**213,432**	190,190
Total equity and liabilities	**240,587**	203,479

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2004

			Reserves						
	Notes	Share capital *RMB Million*	Capital reserve *RMB Million*	Revenue reserve fund *RMB Million*	Common welfare fund *RMB Million*	General reserve *RMB Million*	Net unrealized gains/ (losses) *RMB Million*	Retained profits/ (accumulated deficits) *RMB Million*	Total *RMB Million*
(Unaudited)									
Balance, January 1, 2003		2,467	5,285	2,880	381	395	382	(102)	11,688
Net profit for the six months ended June 30, 2003		-	-	-	-	-	-	1,196	1,196
Net gains on available-for-sale investments		-	-	-	-	-	124	-	124
Net gains on available-for-sale investments removed from equity and reported in net profit	4	-	-	-	-	-	(43)	-	(43)
Deferred tax recognized, net		-	-	-	-	-	(12)	-	(12)
Appropriation to discretionary reserve		-	-	1,057	-	-	-	(1,057)	-
Dividends declared	7	-	-	-	-	-	-	(493)	(493)
Balance, June 30, 2003		2,467	5,285	3,937	381	395	451	(456)	12,460
(Unaudited)									
Balance, January 1, 2004		4,933	2,818	4,148	486	395	(180)	352	12,952
Net profit for the six months ended June 30, 2004		-	-	-	-	-	-	1,504	1,504
Net losses on available-for-sale investments		-	-	-	-	-	(532)	-	(532)
Net losses on available-for-sale investments removed from equity and reported in net profit	4	-	-	-	-	-	8	-	8
Deferred tax recognized, net		-	-	-	-	-	79	-	79
Issue of shares through initial public offering		1,262	12,564	-	-	-	-	-	13,826
Share issue expenses		-	(581)	-	-	-	-	-	(581)
Dividends declared	7	-	-	-	-	-	-	(592)	(592)
Balance, June 30, 2004		6,195	14,801	4,148	486	395	(625)	1,264	26,664

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2004

	Six months ended June 30, 2004 (Unaudited) *RMB Million*	2003 (Unaudited) *RMB Million*
Cash inflows from operating activities	**20,119**	20,171
Cash outflows from investing activities	**(17,779)**	(10,478)
Cash inflows/(outflows) from financing activities	**12,583**	(7,172)
Net increase in cash and cash equivalents	**14,923**	2,521
Cash and cash equivalents at beginning of period	**8,017**	3,815
Cash and cash equivalents at end of period	**22,940**	6,336

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004

1. Principal activities, organization and basis of preparation

(a) Principal activities and change in the Group's organization

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in various general insurance and life insurance businesses denominated in Renminbi ("RMB") and foreign currencies.

On September 29, 2003, China Ping An Trust & Investment Co., Ltd. ("Ping An Trust", a subsidiary of the Company) entered into a sale and purchase agreement to acquire Bank of China's 50% equity interest in Fujian Asia Bank Limited (the "Bank"). On December 23, 2003, the China Banking Regulatory Commission (the "CBRC") approved the above sale and purchase of the equity interest in the Bank and the change of the Bank's name into Ping An Bank Limited. The CBRC also approved that Ping An Trust make an additional capital contribution of US$23 million to the Bank. The acquisition, additional capital contribution and the related business registration were completed by February 2004. Thereafter, the Bank has become a 73% owned subsidiary of Ping An Trust and the Bank's financial statements are consolidated into the Group's consolidated financial statements.

(b) Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and the disclosure requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in and should be read in conjunction with the accountants' report as set out in Appendix I to the Company's prospectus dated June 14, 2004.

2. Segment reporting

Segment information is presented in respect of the Group's business segment. The Group's revenue and net profit were mainly derived from the PRC. Accordingly, no segment analysis by geographical area is presented.

The segment analysis for the six months ended June 30, 2004 (the "Period") is as follows:

	Life insurance (Unaudited) *RMB Million*	**General insurance** (Unaudited) *RMB Million*	**Corporate** (Unaudited) *RMB Million*	**Others** (Unaudited) *RMB Million*	**Elimination** (Unaudited) *RMB Million*	**Total** (Unaudited) *RMB Million*
Income statement						
Gross written premiums and policy fees (net of business tax and surcharges)	27,161	5,136	–	–	–	32,297
Less: Premiums ceded to reinsurers	(420)	(1,751)	–	–	–	(2,171)
Increase in unearned premium reserves	(97)	(790)	–	–	–	(887)
Net earned premiums	26,644	2,595	–	–	–	29,239
Reinsurance commission income	120	550	–	–	–	670
Investment income and other income	2,497	111	118	251	(29)	2,948
Total revenue	29,261	3,256	118	251	(29)	32,857
Change in deferred policy acquisition costs	543	138	–	–	–	681
Claims, surrenders, annuities and maturities	(5,118)	(1,884)	–	–	–	(7,002)
Policyholder dividends and provisions	(219)	–	–	–	–	(219)
Increase in policyholders' reserves	(18,962)	–	–	–	–	(18,962)
Commission expenses	(2,253)	(331)	–	–	–	(2,584)
General and administrative expenses	(1,690)	(957)	(40)	(191)	17	(2,861)
Finance costs	(3)	(3)	–	(10)	–	(16)
Provision for insurance guarantee fund	(16)	(36)	–	–	–	(52)
Total expenses	(27,718)	(3,073)	(40)	(201)	17	(31,015)
Operating profit	1,543	183	78	50	(12)	1,842
Income taxes	(161)	(138)	(13)	(3)	–	(315)
Net profit before minority interests	1,382	45	65	47	(12)	1,527
Minority interests	–	–	–	(8)	(15)	(23)
Net profit attributable to shareholders	1,382	45	65	39	(27)	1,504

The segment analysis as at June 30, 2004 is as follows:

	Life insurance (Unaudited) *RMB Million*	General insurance (Unaudited) *RMB Million*	Corporate (Unaudited) *RMB Million*	Others (Unaudited) *RMB Million*	Elimination (Unaudited) *RMB Million*	Total (Unaudited) *RMB Million*
Balance sheet						
Investment in an associate	–	–	–	3	–	3
Other investments	161,286	6,414	12,042	2,969	(8,200)	174,511
Other assets	41,668	5,764	15,045	4,080	(484)	66,073
Gross assets	202,954	12,178	27,087	7,052	(8,684)	240,587
Policyholders' and other reserves	182,163	8,531	–	–	–	190,694
Other liabilities	15,948	2,142	1,404	3,727	(483)	22,738
Gross liabilities	198,111	10,673	1,404	3,727	(483)	213,432
Minority interests	11	–	–	391	89	491
Segment net assets	4,832	1,505	25,683	2,934	(8,290)	26,664

3. Written premiums and policy fees

	Six months ended June 30, 2004 **(Unaudited)** *RMB Million*	2003 (Unaudited) *RMB Million*
Gross premiums written and investment-linked premiums	**34,550**	38,094
Less: Allocated to separate (investment-linked) assets	**(1,903)**	(2,213)
	32,647	35,881
Less: Business tax and surcharges	**(350)**	(333)
Gross written premiums and policy fees (net of business tax and surcharges)	**32,297**	35,548
Gross		
Life		
Short term	**2,037**	1,972
Long term	**25,124**	29,108
General	**5,136**	4,468
Gross written premiums and policy fees (net of business tax and surcharges)	**32,297**	35,548
Net of reinsurance outward		
Life		
Short term	**1,624**	1,452
Long term	**25,117**	29,104
General	**3,385**	3,088
Net written premiums and policy fees	**30,126**	33,644

4. **Investment income and other income**

	Six months ended June 30, 2004 (Unaudited) *RMB Million*	2003 (Unaudited) *RMB Million*
Investment income		
Interest income:		
Bonds	**1,258**	937
Fixed and other bank deposits	**1,769**	1,689
Collateralized placements	**40**	102
Dividend income	**321**	27
Realized gain/(loss) on:		
Held-for-trading investments	**65**	48
Available-for-sale investments	**(8)**	43
Unrealized gain/(loss) on held-for-trading investments	**(826)**	175
Operating lease income from investment properties	**60**	44
Total investment income	**2,679**	3,065
Other income	**269**	173
Total investment income and other income	**2,948**	3,238

5. **Operating profit**

Operating profit is arrived at after charging the following items:

	Six months ended June 30, 2004 (Unaudited) *RMB Million*	2003 (Unaudited) *RMB Million*
Employee costs, excluding directors' remuneration	**1,230**	1,285
Depreciation of investment properties	**31**	22
Depreciation of property, plant and equipment	**150**	174
Amortization of land use rights	**10**	10
Amortization of goodwill	**13**	–
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**17**	32
Operating lease payments in respect of land and buildings	**276**	260
Provision for doubtful debts, net	**40**	–

6. **Income taxes**

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches are as follows:

Tax	**Subsidiaries and branches**	**Tax rate**
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Current income tax	**297**	310
Deferred tax	**18**	(54)
Income taxes	**315**	256

7. **Dividends**

(1) Dividends attributable to the interim period

The directors do not recommend payment of any dividend in respect of the Period (Six months ended June 30, 2003: Nil).

(2) Dividends attributable to the previous financial year and declared during the interim period

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Final dividend of RMB0.12 per share (Six months ended June 30, 2003: RMB0.10 per share)	**592**	493

8. **Earnings per share**

The basic earnings per share for the Period is computed by dividing the unaudited net profit attributable to shareholders for the Period by the weighted average number of 4,981,861,026 shares (Six months ended June 30, 2003: 4,933,333,334 shares after reflecting the capitalization issue on December 19, 2003) in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

OTHER INFORMATION

Purchase, sale, or redemption of shares

The Company has not redeemed any of its shares since the Listing on June 24, 2004 up to June 30, 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

Audit committee

The Company has established an audit committee in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review the financial reporting process of the Group. The audit committee consists of two independent non-executive Directors, namely Mr. Bao Youde and Mr. Kwong Che Keung Gordon and a non-executive Director, Mr. Anthony Philip Hope. The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed the internal controls and financial reporting matters including a review of the condensed interim accounts of the Company.

Compliance with the Code of Best Practice of the Listing Rules

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the period from the Listing to June 30, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Publication of detailed results on the website of the Stock Exchange

All detailed information required by paragraphs 46(1) to 46(6) in Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

Directors

The directors of the Company are MA Mingzhe, LI Heihu, SUN Jianyi, GAO Lei, HUANG Jianping, LIU Haifeng David, Henry CORNELL, LIN Yu Fen, CHEUNG Lee Wah, Anthony Philip HOPE, Dicky Peter YIP, LIN Lijun, FAN Gang, DOU Wenwei, BAO Youde, KWONG Che Keung Gordon, CHEUNG Wing Yui, SHI Yuxin and HU Aimin.

By Order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Hong Kong, August 25, 2004

"Please also refer to the published version of this announcement in the South China Morning Post"

File No. 82-34809

Investor

Investment Service Centre

Listed Companies Information

PING AN<02318> - Results Announcement

Ping An Insurance (Group) Company of China, Limited announced on 25/8/2004:
(stock code: 02318)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Both Audit Committee and Auditors

	Note	(Unaudited) Current Period from 1/1/2004 to 30/6/2004 ('Million)	(Unaudited) Last Corresponding Period from 1/1/2003 to 30/6/2003 ('Million)
Turnover	12	: 32,857	36,843
Profit/(Loss) from Operations		: 1,858	1,565
Finance cost		: (16)	(107)
Share of Profit/(Loss) of Associates		: 0	4
Share of Profit/(Loss) of Jointly Controlled Entities		: 0	0
Profit/(Loss) after Tax & MI	34	: 1,504	1,196
% Change over Last Period		: +25.8 %	
EPS/(LPS)-Basic (in dollars)	7	: 0.3	0.24
-Diluted (in dollars)	7	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)		: N/A	N/A
Profit/(Loss) after ETD Items		: 1,504	1,196
Interim Dividend per Share	5	: NIL	N/A
(Specify if with other options)		: N/A	N/A
B/C Dates for Interim Dividend		: N/A	
Payable Date		: N/A	
B/C Dates for (-) General Meeting		: N/A	
Other Distribution for Current Period		: N/A	
B/C Dates for Other Distribution		: N/A	

Remarks:

1. Written premiums and policy fees

	Six months ended June 30, 2004 (Unaudited) RMB Million	2003 (Unaudited) RMB Million

Gross premiums written and investment-linked premiums	34,550	38,094
Less: Allocated to separate (investment-linked) assets	(1,903)	(2,213)
	32,647	35,881
Less: Business tax and surcharges	(350)	(333)
Gross written premiums and policy fees (net of business tax and surcharges)	32,297	35,548
Gross		
Life		
Short term	2,037	1,972
Long term	25,124	29,108
General	5,136	4,468
Gross written premiums and policy fees (net of business tax and surcharges)	32,297	35,548
Net of reinsurance outward		
Life		
Short term	1,624	1,452
Long term	25,117	29,104
General	3,385	3,088
Net written premiums and policy fees	30,126	33,644

2. Investment income and other income

	Six months ended June 30, 2004 (Unaudited) RMB Million	2003 (Unaudited) RMB Million
Investment income		
Interest income:		
Bonds	1,258	937
Fixed and other bank deposits	1,769	1,689
Collateralized placements	40	102
Dividend income	321	27
Realized gain/(loss) on:		
Held-for-trading investments	65	48
Available-for-sale investments	(8)	43
Unrealized gain/(loss) on held-for-trading investments	(826)	175
Operating lease income from investment properties	60	44
Total investment income	2,679	3,065
Other income	269	173
Total investment income and other income	2,948	3,238

3. Operating profit

Operating profit is arrived at after charging the following items:

	Six months ended June 30, 2004 (Unaudited) RMB Million	2003 (Unaudited) RMB Million
Employee costs, excluding directors' remuneration	1,230	1,285
Depreciation of investment properties	31	22
Depreciation of property, plant and equipment	150	174
Amortization of land use rights	10	10
Amortization of goodwill	13	-
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	17	32
Operating lease payments in respect of land and buildings	276	260
Provision for doubtful debts, net	40	-

4. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches are as follows:

Tax Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	
- Located in Special Economic Zones	15%
- Located outside Special Economic Zones	33%
Hong Kong profits tax	
- Subsidiaries in Hong Kong Special Administrative Region	17.5%

	Six months ended June 30, 2004 (Unaudited) RMB Million	2003 (Unaudited) RMB Million
Current income tax	297	310
Deferred tax	18	(54)
Income taxes	315	256

5. Dividends

(1) Dividends attributable to the interim period

The directors do not recommend payment of any dividend in respect of the Period (Six months ended June 30, 2003: Nil).

(2) Dividends attributable to the previous financial year and declared during the interim period

	Six months ended June 30, 2004 (Unaudited) RMB Million	2003 (Unaudited) RMB Million
Final dividend of RMB0.12 per share (Six months ended June 30, 2003: RMB0.10 per share)	592	493

6. The listing date and the basis of presentation of results for the Company

The listing date was June 24, 2004.

The financial statements are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and the disclosure requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

7. The basis of calculation for basic EPS and diluted EPS of the current period

The basic earnings per share for the Period is computed by dividing the unaudited net profit attributable to shareholders for the Period by the weighted average number of 4,981,861,026 shares (Six months ended June 30, 2003: 4,933,333,334 shares after reflecting the capitalization issue on December 19, 2003) in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

File No. 82-34809

Investor

Investment Service Centre

Listed Companies Information

PING AN<02318> - Suspension of Trading

At the request of Ping An Insurance (Group) Company of China, Ltd. (the "Company"), trading in its H shares has been suspended with effect from 2:56 p.m. today (25/8/2004) pending the release of an announcement regarding price sensitive information.

Accordingly, the following derivative warrants relating to the Company have been suspended:-

Stock Code	Stock Short Name
02226	JP-PINAN@EC0507
02229	MB-PINAN@EC0508
02232	SGPINAN@EC0502A
02233	SGPINAN@EC0502B
02238	BP-PINAN@EC0502
02247	CA-PINAN@EC0508

中国平安

专业·价值 PING AN OF CHINA



INTERIM REPORT 2[illegible]

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

TABLE OF CONTENTS

Address : Ping An building, Bagua No. 3 Road, Shenzhen, Guangdong, PRC.

Telephone : +86-755-82262888

Fax : +86-755-82414817

Website : www.pingan.com.cn

E-mail : IR@paic.com.cn; PR@paic.com.cn

CHAIRMAN'S STATEMENT

The successful listing of Ping An Insurance (Group) Company of China, Ltd. ("Ping An" or the "Company") on The Stock Exchange of Hong Kong Limited on June 24, 2004 represents another milestone in our development. We are very much encouraged by and I am proud of the recognition by our shareholders of our sound corporate governance, our strong management team with international expertise, our outstanding asset quality, our distinguished risk management, our stable operating record and our prestigious brand name built up in the market. I would like to take this opportunity to express my deepest gratitude to the cordial support of our shareholders, to the seamless cooperation between the Board of Directors, the Supervisory Committee and our management team and to the great efforts contributed by each of our staff.

During the first half of 2004, we have achieved steady development in every segment of our business as planned and made significant improvement in the quality of our insurance business. Our net profit increased 25.8% to RMB1,504 million in the six months ended June 30, 2004 from RMB1,196 million in the same period in 2003. Our total equity increased to RMB26,664 million as of June 30, 2004 from RMB12,952 million as of December 31, 2003. Improvement was also accomplished in many key indicators of our performance, such as the persistency ratio of insurance policies, retention of our staff, agent productivity and loss ratio. We were also able to make substantial progress in the cross-selling of our insurance products, which contributed to the enhancement of our profitability.

Further intensify the reform on property and casualty insurance and life insurance

With a view to enhance the overall profitability of our life insurance business, we strive to strengthen the training of agents, reinforce the operating model with emphasis on the sales team, improve the sales support system, optimize the business structure of life insurance, and proceed with the transformation of group insurance/bancassurance. For our property and casualty insurance business, we are committed to optimizing distribution network, improving underwriting and claims processing systems, reforming the remuneration system and upgrading the customer relation management system. Some of the reforms have been fully implemented and have achieved the expected results.

Further promote cross-selling

We will spare no efforts in promoting the cross-selling of personal life insurance, group insurance and property and casualty insurance products and offering to our customers with diversified insurance products and services.

Further centralize back-office support

The back-office support centralization project has proceeded smoothly. The construction of the National Support Center in Zhangjiang, Shanghai (上海張江全國後援中心) has been progressing well. The centralization of underwriting and claims services for property and casualty insurance and life insurance also proceeded smoothly, and the property and casualty insurance business has commenced the centralization of claims settlement on trial basis. Meanwhile, we are exploring the feasibility of establishment and application of the automatic underwriting system for personal line business.

Develop integrated services

Being a customer-oriented group, we are committed to providing better and tailored services to customers by integrating our customer data base, consolidating our services, and effectively transforming from selling products to providing services, with a view to promote customer loyalty and satisfaction.

Advocate the specialization of insurance operations

Under the guidance of the China Insurance Regulatory Commission ("CIRC"), we have applied for the establishment of new companies which will be engaged in the provision of pension and health insurance services, so as to explore the new growth opportunities in the future. We have received an approval in principle from the CIRC to establish a company to be engaged in the provision of pension services. The application for the establishment of other companies is being reviewed by the relevant authorities.

All of the above tasks are proceeding as scheduled with the full support of our staff. We believe we are heading towards our goal of improving the long-term profitability of the Company, and enhancing shareholder value.

Prospects for the second half of 2004

The insurance market in the PRC saw emerging features in 2004. The correlation between the insurance industry and the macro-economy, financial sector and other industries has become closer than ever. In addition, competition within the insurance industry has further intensified. Insurance companies are bound to provide diversified and integrated products and services, instead of single product and service, and they are all adopting the standardized operations, efficiency and profit-oriented approach. Such new changes and trends pose a new challenge to the insurance industry in China. However, for Ping An, a value-driven company consistently committed to standardization and professionalism, such a challenge will, in the long run, provide us with a competitive environment which is compatible with our business doctrine, and allow us more room for future development.

For the second half of 2004, we will keep up our effort in reforming property and casualty insurance and life insurance businesses, adjusting the product mix, improving the productivity of the sales team, optimizing the structure of the sales team and improving sales support and internal control for the purpose of laying a stronger foundation for our future development. We will also continue our efforts on the centralization of the back-office support of property and casualty insurance and life insurance businesses and formulate a standardized operating procedure, reinforce the risk management and strive to improve the quality of our insurance business. We will also strengthen the integration of services, as well as enhance our product development capabilities, to reinforce the cross-selling of products and provide more diversified and tailor-made insurance products to customers, with an objective to satisfy the fast growing demand of the insurance market in China.

2004 is not only the year Ping An became a public company, but is also a critical year for our business development. The Company and every member of our staff are committed to maximizing shareholder value, implementing various reform and development initiatives, and achieving the Company's operating targets for the year to deliver satisfactory results to our shareholders.

Ma Mingzhe
Chairman and Chief Executive Officer

August 25, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Review

The financial performance of the Group in the six months ended June 30, 2004 was satisfactory. Our gross written premiums and policy fees decreased 9.1% to RMB32,297 million in the six months ended June 30, 2004 from RMB35,548 million in the same period in 2003, while our net profit increased 25.8% to RMB1,504 million in the six months ended June 30, 2004 from RMB1,196 million in the same period in 2003. The decrease in our gross written premiums and policy fees was primarily due to our effort to manage the growth of our overall business in 2004, with a view towards optimizing our product mix and enhancing our profit margins. Our total assets increased to RMB240,587 million as of June 30, 2004 from RMB203,479 million as of December 31, 2003, and our total equity increased to RMB26,664 million as of June 30, 2004 from RMB12,952 million as of December 31, 2003, which was principally a result of the proceeds received from our initial public offering in June 2004 as well as an increase of our net profit in the first half of 2004. We believe we have continued to achieve sustained quality improvement in our core life insurance and property and casualty insurance businesses and are well positioned for medium-term profitable growth.

Our core life insurance and property and casualty insurance operations accounted for approximately 89.1% and 9.9%, respectively, of our revenue in the six months ended June 30, 2004. The following table sets forth the breakdown of our revenue by business segment for the periods indicated:

	Six months ended June 30,	
	2004	2003
	(in millions of RMB)	
Life insurance	**29,261**	33,404
Property and casualty insurance	**3,256**	3,231
Other [1]	**340**	208
Total	**32,857**	36,843

(1) Consists of businesses other than life insurance and property and casualty insurance, including our trust business and the securities services we provide to our customers through China Ping An Trust & Investment Co., Ltd. and Ping An Securities Company, Ltd., respectively.

Life Insurance

During the first half of 2004, we managed the growth of our life insurance business to focus on the more profitable regular premium individual life insurance products. As a result, premiums from our individual life insurance products accounted for approximately 68.5% of the gross written premiums and policy fees for our life insurance business in the six months ended June 30, 2004 compared to approximately 57.2% in the same period in 2003. In particular, over 95% of individual life first year premium were from regular premium products in the six months ended June 30, 2004. Our focus on regular premium individual life insurance products provides us with a stable revenue stream that helps us to generate sustainable longer term profits. Net profit from our life insurance business increased 38.2% to RMB1,382 million in the six months ended June 30, 2004 from RMB1,000 million in the same period in 2003.

We continued to rationalize our individual life insurance sales force in the first half of 2004 to enhance productivity and professionalism, and stabilized the number of our individual life insurance sales agents at approximately 180,000. In addition, we continued our efforts in enhancing customer service. As a result, the 13-month and 25-month persistency ratios for our individual life insurance customers improved to 88.5% and 80.8%, respectively, as of June 30, 2004.

Property and Casualty Insurance

The loss ratio for our property and casualty insurance business declined to 72.6% in the six months ended June 30, 2004 from 73.7% in the same period in 2003. During the first half of 2004, we continued to focus on disciplined underwriting and careful selection of risk exposures to improve the profitability of our property and casualty insurance business. As a result, our claims experience, and in particular our claims experience relating to automobile insurance, improved in the six months ended June 30, 2004 compared to the same period in 2003.

The following table sets forth the expense, loss and combined ratios for our property and casualty insurance business for the periods indicated:

	Six months ended June 30,	
	2004	2003
Expense ratio	**24.6%**	23.8%
Loss ratio	**72.6**	73.7
Combined ratio	**97.2%**	97.5%

Cross Selling

We were able to leverage our broad customer base and our advanced information technology capacity to make substantial progress in the cross-selling of our insurance products in the first half of 2004. As a result, gross written premiums from cross-selling activities increased 85.2% to RMB787 million in the six months ended June 30, 2004 from RMB425 million in the same period in 2003.

The following table sets forth certain data relating to crossing-selling of our insurance products for the periods indicated:

	Six months ended June 30,	
	2004	2003
	(in millions of RMB)	
Gross written premiums from our property and casualty insurance customers purchasing life insurance	**473**	218
Gross written premiums from our life insurance customers purchasing property and casualty insurance	**314**	207
Total	**787**	425

Investment

Our net investment income, including interest income and dividend income, increased 23.2% to RMB3,448 million in the six months ended June 30, 2004 from RMB2,799 million in the same period in 2003. During the first half of 2004, we continued to improve the assets allocation of our investment portfolio and lengthen our assets duration. As a result, our bond investment as a percentage of our total investment assets increased to 47.7% as of June 30, 2004 from 43.7% as of December 31, 2003. We were able to achieve an average 4.6% investment return from our new money investment in bonds in the first half of 2004, as the bond yield increased significantly in the same period. In addition, our government bonds investment, of which interest income enjoys tax exemptions, as a percentage of our total bond investment portfolio increased to 59.1% as of June 30, 2004 from 56.1% as of December 31, 2003. As a result of the downturn of the PRC equity market in the first half of 2004, our total investment yield decreased to 3.6% in the first half of 2004 from 4.5% in the same period in 2003. While the equity market can be volatile, we believe our investment strategy will allow us to achieve stable returns from our core net investment income.

The following table sets forth certain information relating to our investment income for the periods indicated:

	Six months ended June 30,			
	2004		2003	
	Amount	**Yield**	Amount	Yield
	(in millions of RMB, except percentages)			
Net investment income	**3,448**	**4.1%**	2,799	4.3%
Net realized and unrealized gain/(loss)	**(769)**		266	
Total investment income	**2,679**	**3.6%**	3,065	4.5%

Liquidity and Gearing Ratio

As of June 30, 2004, the amount of cash and cash equivalents of the Group was approximately RMB22,940 million.

The Group had no material charges on group assets.

The gearing ratio was 88.9%, which was computed by dividing the sum of total liabilities and minority interests by total assets.

Company Staff

As of June 30, 2004, the Company had 34,735 employees and approximately 180,000 individual sales agents. Staff remuneration packages are structured and reviewed by reference to market terms and individual merits. The Company has participated in various defined contribution pension schemes coordinated by the provincial and municipal governments for the Company's staff in accordance with the laws and regulations of PRC.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Written Premiums and Policy Fees. Our gross written premiums and policy fees, after excluding amounts allocated to separate account (investment-linked) assets as well as business tax and surcharges, decreased 9.1% to RMB32,297 million in the six months ended June 30, 2004 from RMB35,548 million in the same period in 2003. This decrease was principally a result of our continued efforts to manage the growth of our overall business during the first half of 2004.

Gross written premiums and policy fees for our life insurance business, after excluding amounts allocated to separate account (investment-linked) assets as well as business tax and surcharges, decreased 12.6% to RMB27,161 million in the six months ended June 30, 2004 from RMB31,080 million in the same period in 2003. This decrease was primarily due to decreases in gross written premiums and policy fees attributable to our bancassurance and group insurance products. The following table sets forth gross written premiums and policy fees for our life insurance business for the periods indicated:

	Six months ended June 30,	
	2004	2003
	(in millions of RMB)	
Individual life insurance	**18,595**	17,773
Bancassurance	**3,055**	6,813
Group Insurance	**5,511**	6,494
Total	**27,161**	31,080

Gross written premiums and policy fees attributable to our individual life insurance products increased 4.6% to RMB18,595 million in the six months ended June 30, 2004 from RMB17,773 million in the same period in 2003. This increase was mainly a result of a 15.4% increase in renewal premiums to RMB14,679 million in six months ended June 30, 2004 from RMB12,725 million the same period in 2003, which was primarily due to: (1) our continued focus on regular premium products and (2) an increase in our customer persistency level resulting from our continued efforts to improve customer service. The effect of the increase in renewal premiums was partially offset by a 22.4% decrease in first year premiums to RMB3,916 million in the six months ended June 30, 2004 from RMB5,048 million in the same period in 2003. This decrease in first year premiums was largely due to a decrease of the number of our individual life insurance sales agents, which was principally a result of the ongoing rationalization of our individual life insurance sales force.

Gross written premiums and policy fees attributable to our bancassurance products decreased 55.2% to RMB3,055 million in the six months ended June 30, 2004 from RMB6,813 million in the same period in 2003. Gross written premiums and policy fees attributable to our group insurance products decreased 15.1% to RMB5,511 million in the six months ended June 30, 2004 from RMB6,494 million in the same period in 2003. These decreases were primarily due to our decision to manage the growth of our business in response to the lower profit margins experienced in these two business lines.

For our life insurance business, premiums ceded to reinsurers decreased 19.8% to RMB420 million in the six months ended June 30, 2004 from RMB524 million in the same period in 2003. This decrease was primarily a result of a reduction in 2004 in the mandatory statutory reinsurance requirements for short-term accident and health insurance pursuant to China's WTO accession agreement.

Gross written premiums and policy fees for our property and casualty insurance business, after excluding business tax and surcharges, increased 15.0% to RMB5,136 million in the six months ended June 30, 2004 from RMB4,468 million in the same period in 2003. This increase was primarily due to increases in the gross written premiums attributable to our automobile, non-automobile and accident and health insurance businesses. The following table sets forth our gross written premiums and policy fees for our automobile, non-automobile and accident and health insurance businesses for the periods indicated:

	Six months ended June 30,	
	2004	2003
	(in millions of RMB)	
Automobile	**3,007**	2,656
Non-automobile	**1,958**	1,781
Accident and health	**171**	31
Total	**5,136**	4,468

Gross written premiums and policy fees attributable to our automobile insurance products increased 13.2% to RMB3,007 million in the six months ended June 30, 2004 from RMB2,656 million in the same period in 2003. This increase was primarily due to: (1) the continued increase in demand for automobiles in the PRC during the first half of 2004 and (2) the stabilization of automobile insurance premium rates resulting from a decrease in price competition.

Gross written premiums and policy fees attributable to our non-automobile products increased 9.9% to RMB1,958 million in the six months ended June 30, 2004 from RMB1,781 million in the same period in 2003. Gross written premiums and policy fees attributable to our accident and health insurance products increased to RMB171 million in the six months ended June 30, 2004 from RMB31 million in the same period in 2003. These increases were primarily due to our continued focus on promoting sales of these two products and continued economic growth in China.

For our property and casualty insurance business, premiums ceded to reinsurers increased 26.9% to RMB1,751 million in the six months ended June 30, 2004 from RMB1,380 million in the same period in 2003. Premiums ceded to reinsurers as a percentage of the gross written premiums and policy fees for our property and casualty insurance business was 34.1% in the six months ended June 30, 2004 and 30.9% in the same period in 2003. These increases were primarily due to the increase in gross written premiums and policy fees as well as our underwriting of several large commercial and construction insurance policies, of which we ceded a higher percentage of premiums to reinsurers.

Investment Income. Our investment income decreased 12.6% to RMB2,679 million in the six months ended June 30, 2004 from RMB3,065 million in the same period in 2003. This decrease was primarily due to a significant decrease of the fair value of our equity investment funds, which was partially offset by an increase in dividend income from our equity investment funds and interest income from our bond portfolio and bank deposits.

Change in Deferred Policy Acquisition Costs. The change in our deferred policy acquisition costs was RMB681 million in the six months ended June 30, 2004 compared to RMB1,663 million in the same period in 2003. The change in deferred policy acquisition costs for our life insurance business was RMB543 million in the six months ended June 30, 2004 compared to RMB1,621 million in the same period in 2003. The smaller change in deferred policy acquisition costs was primarily due to a decrease in first year premiums from individual life insurance products as well as an increase in the amortization of the deferred policy acquisition costs for our in-force life insurance policies.

The change in deferred policy acquisition costs for our property and casualty insurance business was RMB138 million in the six months ended June 30, 2004 compared to RMB42 million in the same period in 2003. The larger change in deferred policy acquisition costs was principally a result of a significant increase in gross written premiums and policy fees for our property and casualty insurance business in the first half of 2004.

Claims, Surrenders, Annuities and Maturities. Our claims, surrenders, annuities and maturities increased 7.6% to RMB7,002 million in the six months ended June 30, 2004 from RMB6,510 million in the same period in 2003.

Claims, surrenders, annuities and maturities for our life insurance business increased 11.9% to RMB5,118 million in the six months ended June 30, 2004 from RMB4,573 million in the same period in 2003. These increases were primarily due to an increase in payments made on annuities and upon the maturity of insurance policies, the surrender of insurance policies and death and other benefits paid, which was partially offset by a decrease in claims paid. The following table summarizes total amounts paid pursuant to surrenders, annuities and maturities, death and other benefits and claims under our life insurance policies for the periods indicated:

	Six months ended June 30,			
	2004		2003	
	Amount	**% of total**	Amount	% of total
	(in millions of RMB, except percentages)			
Claims	**653**	**12.8%**	981	21.4%
Annuities and maturities	**2,213**	**43.2**	1,704	37.3
Surrenders	**1,866**	**36.5**	1,626	35.6
Death and other benefits	**386**	**7.5**	262	5.7
Total	**5,118**	**100.0%**	4,573	100.0%

Claims for our property and casualty insurance business decreased 2.7% to RMB1,884 million in the six months ended June 30, 2004 from RMB1,937 million in the same period in 2003. This decrease was primarily due to an increase in amounts recoverable from reinsurers and a smaller increase in the gross claim reserves for our property and casualty insurance business.

Policyholder Dividends and Provisions. Policyholder dividends and provisions decreased 42.7% to RMB219 million in the six months ended June 30, 2004 from RMB382 million in the same period in 2003. This decrease was primarily due to a decrease of our investment return for our life insurance participating policies.

Increase in Policyholders' Reserves. The increase in our policyholders' reserves was RMB18,962 million in the six months ended June 30, 2004 compared to RMB24,033 million in the same period in 2003. The smaller increase in policyholders' reserves in the six months ended June 30, 2004 was mainly due to a decrease in gross written premiums attributable to our bancassurance and group insurance businesses.

Commission Expenses. Our commission expenses decreased 15.6% to RMB2,584 million in the six months ended June 30, 2004 from RMB3,060 million in the same period in 2003. Our commission expenses decreased as a percentage of our gross written premiums and policy fees to 8.0% in the six months ended June 30, 2004 from 8.6% in the same period in 2003.

Commission expenses for our life insurance business, which we pay primarily to our sales agents, decreased 18.2% to RMB2,253 million in the six months ended June 30, 2004 compared to RMB2,754 million in the same period in 2003. Commission expenses decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 8.3% in the six months ended June 30, 2004 from 8.9% in the same period in 2003. These decreases were principally a result of the decrease in gross written premiums and policy fees from our life insurance products, particularly with respect to first year premiums from individual life insurance products.

Commission expenses for our property and casualty insurance business, which we pay primarily to agents and brokers that sell our products, increased 8.2% to RMB331 million in the six months ended June 30, 2004 from RMB306 million in the same period in 2003. This increase was primarily due to the increase in gross written premiums and policy fees for our property and casualty insurance business in the six months ended June 30, 2004 compared to the same period in 2003. Commission expenses decreased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 6.4% in the six months ended June 30, 2004 from 6.8% in the same period in 2003.

General and Administrative Expenses. Our general and administrative expenses decreased 1.7% to RMB2,861 million in the six months ended June 30, 2004 from RMB2,910 million in the same period in 2003. General and administrative expenses as a percentage of our gross written premiums and policy fees were 8.9% and 8.2% in the six months ended June 30, 2004 and 2003, respectively.

General and administrative expenses for our life insurance business decreased 16.6% to RMB1,690 million in the six months ended June 30, 2004 from RMB2,026 million in the same period in 2003. General and administrative expenses decreased as a percentage of the gross written premiums and policy fees for our life insurance business to 6.2% in the six months ended June 30, 2004 from 6.5% in the same period in 2003. These decreases were primarily due to increasing economies of scale and our implementation of cost control initiatives, as well as fewer insurance policies sold in the first half of 2004.

General and administrative expenses for our property and casualty insurance business increased 21.6% to RMB957 million in the six months ended June 30, 2004 compared to RMB787 million in the same period in 2003. This increase was mainly due to increased sales of automobile, non-automobile and accident and health insurance policies in the first half of 2004. General and administrative expenses increased as a percentage of the gross written premiums and policy fees for our property and casualty insurance business to 18.6% in the six months ended June 30, 2004 from 17.6% in the same period in 2003.

Operating Profit. As a result of the foregoing, our operating profit increased 26.3% to RMB1,842 million in the six months ended June 30, 2004 from RMB1,458 million in the same period in 2003. Operating profit for our life insurance business increased 34.8% to RMB1,543 million in the six months ended June 30, 2004 compared to RMB1,145 million in the same period in 2003, while operating profit for our property and casualty insurance business decreased 9.4% to RMB183 million in the six months ended June 30, 2004 compared to RMB202 million in the same period in 2003.

Income Taxes. Our income taxes increased 23.0% to RMB315 million in the six months ended June 30, 2004 from RMB256 million in the same period in 2003. This increase was principally a result of the increase of our operating profit. The effective tax rate decreased to 17.1% in the six months ended June 30, 2004 from 17.6% in the same period in 2003. This decrease was principally a result of dividend income from equity investment funds and interest income from government bonds, which constitute an increasing portion of our investment income in the first half of 2004, being entitled to certain tax exemptions.

Net Profit Attributable to Shareholders. As a result of the foregoing, and after taking into account minority interests, our net profit increased 25.8% to RMB1,504 million in the six months ended June 30, 2004 from RMB1,196 million in the same period in 2003. Net profit for our life insurance business increased 38.2% to RMB1,382 million in the six months ended June 30, 2004 compared to RMB1,000 million in the same period in 2003, and net profit for our property and casualty insurance business increased 4.7% to RMB45 million in the six months ended June 30, 2004 compared to RMB43 million in the same period in 2003.

Independent Auditors' Review Report

To the board of directors
Ping An Insurance (Group) Company of China, Ltd. (the "Company")

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2004 set out on pages 14 to 35.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended June 30, 2004.

Ernst & Young
Certified Public Accountants
Hong Kong

August 25, 2004

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2004

	Notes	Six months ended June 30, 2004 (Unaudited) RMB Million	2003 (Unaudited) RMB Million
Gross written premiums and policy fees (net of business tax and surcharges)	3	**32,297**	35,548
Less: Premiums ceded to reinsurers		**(2,171)**	(1,904)
Net written premiums and policy fees	3	**30,126**	33,644
Increase in unearned premium reserves		**(887)**	(712)
Net earned premiums		**29,239**	32,932
Reinsurance commission income		**670**	673
Investment income and other income	4	**2,948**	3,238
Total revenue		**32,857**	36,843
Change in deferred policy acquisition costs		**681**	1,663
Claims, surrenders, annuities and maturities		**(7,002)**	(6,510)
Policyholder dividends and provisions		**(219)**	(382)
Increase in policyholders' reserves		**(18,962)**	(24,033)
Commission expenses		**(2,584)**	(3,060)
General and administrative expenses		**(2,861)**	(2,910)
Finance costs		**(16)**	(107)
Provision for insurance guarantee fund		**(52)**	(46)
Total expenses		**(31,015)**	(35,385)
Operating profit	5	**1,842**	1,458
Share of profits of an associate		**–**	4
Income taxes	6	**(315)**	(256)
Net profit before minority interests		**1,527**	1,206
Minority interests		**(23)**	(10)
Net profit attributable to shareholders		**1,504**	1,196
Dividends	7	**592**	493
		RMB	*RMB*
Earnings per share – basic	8	**0.30**	0.24

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2004

	Notes	**June 30, 2004 (Unaudited) *RMB Million***	December 31, 2003 (Audited) *RMB Million*
ASSETS			
Investments			
Held-for-trading investments	*9*	**11,502**	6,799
Available-for-sale investments	*10*	**13,196**	14,764
Held-to-maturity investments	*11*	**41,832**	32,332
Loans and receivables originated by the enterprise:			
Bonds	*12*	**24,949**	19,170
Fixed deposits	*13*	**80,446**	78,233
Placements and loans	*14*	**1,163**	3,286
Investment in an associate		**3**	3
Investment properties, net		**1,423**	1,333
Total investments		**174,514**	155,920
Other assets			
Cash and cash equivalents	*15*	**22,940**	8,017
Premium receivables, net		**530**	439
Interest receivables, net		**1,716**	316
Claims recoverable		**1,250**	1,338
Deferred policy acquisition costs	*16*	**21,042**	20,361
Statutory deposits		**1,200**	1,200
Property, plant and equipment, net		**2,899**	3,147
Construction-in-progress, net		**151**	146
Land use rights, net		**938**	924
Goodwill		**245**	241
Deferred tax assets		**354**	293
Other assets		**997**	1,078
Separate account (investment-linked) assets		**11,811**	10,059
Total other assets		**66,073**	47,559
Total assets		**240,587**	203,479

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

As of June 30, 2004

	Notes	**June 30, 2004 (Unaudited)** ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
EQUITY AND LIABILITIES			
Equity			
Share capital	*17*	**6,195**	4,933
Reserves		**19,205**	7,667
Retained profits		**1,264**	352
Total equity		**26,664**	12,952
Minority interests		**491**	337
Liabilities			
Customers' deposits	*18*	**2,939**	2,304
Short term borrowings	*19*	**70**	200
Premiums received in advance		**599**	2,129
Commission payable		**518**	497
Claim reserves		**5,119**	4,817
Payable to reinsurers		**652**	270
Policyholder dividends payable and provisions		**1,396**	1,189
Deposits from policyholders		**45**	49
Deposits from reinsurers		**110**	130
Unearned premium reserves		**6,668**	5,781
Policyholders' reserves		**178,907**	159,945
Taxes payable		**396**	326
Insurance guarantee fund		**768**	710
Other liabilities		**3,434**	1,784
Separate account (investment-linked) liabilities		**11,811**	10,059
Total liabilities		**213,432**	190,190
Total equity and liabilities		**240,587**	203,479

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2004

	Notes	Share capital RMB Million	Reserves: Capital reserve RMB Million	Reserves: Revenue reserve fund RMB Million	Reserves: Common welfare fund RMB Million	Reserves: General reserve RMB Million	Reserves: Net unrealized gains/ (losses) RMB Million	Retained profits/ (accumulated deficits) RMB Million	Total RMB Million
(Unaudited)									
Balance, January 1, 2003		2,467	5,285	2,880	381	395	382	(102)	11,688
Net profit for the six months ended June 30, 2003		-	-	-	-	-	-	1,196	1,196
Net gains on available-for-sale investments		-	-	-	-	-	124	-	124
Net gains on available-for-sale investments removed from equity and reported in net profit	4	-	-	-	-	-	(43)	-	(43)
Deferred tax recognized, net		-	-	-	-	-	(12)	-	(12)
Appropriation to discretionary reserve		-	-	1,057	-	-	-	(1,057)	-
Dividends declared	7	-	-	-	-	-	-	(493)	(493)
Balance, June 30, 2003		2,467	5,285	3,937	381	395	451	(456)	12,460
(Unaudited)									
Balance, January 1, 2004		4,933	2,818	4,148	486	395	(180)	352	12,952
Net profit for the six months ended June 30, 2004		-	-	-	-	-	-	1,504	1,504
Net losses on available-for-sale investments		-	-	-	-	-	(532)	-	(532)
Net losses on available-for-sale investments removed from equity and reported in net profit	4	-	-	-	-	-	8	-	8
Deferred tax recognized, net		-	-	-	-	-	79	-	79
Issue of shares through initial public offering	17	1,262	12,564	-	-	-	-	-	13,826
Share issue expenses		-	(581)	-	-	-	-	-	(581)
Dividends declared	7	-	-	-	-	-	-	(592)	(592)
Balance, June 30, 2004		6,195	14,801	4,148	486	395	(625)	1,264	26,664

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2004

		Six months ended June 30,	
		2004	2003
		(Unaudited)	(Unaudited)
	Note	***RMB Million***	*RMB Million*
Cash inflows from operating activities		**20,119**	20,171
Cash outflows from investing activities		**(17,779)**	(10,478)
Cash inflows/(outflows) from financing activities		**12,583**	(7,172)
Net increase in cash and cash equivalents		**14,923**	2,521
Cash and cash equivalents at beginning of period		**8,017**	3,815
Cash and cash equivalents at end of period	*15*	**22,940**	6,336

The accompanying notes form an integral part of the condensed consolidated financial statements.

1. Principal activities, organization and basis of preparation

(a) *Principal activities and change in the Group's organization*

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in various general insurance and life insurance businesses denominated in Renminbi ("RMB") and foreign currencies.

On September 29, 2003, China Ping An Trust & Investment Co., Ltd. ("Ping An Trust", a subsidiary of the Company) entered into a sale and purchase agreement to acquire Bank of China's 50% equity interest in Fujian Asia Bank Limited (the "Bank"). On December 23, 2003, the China Banking Regulatory Commission (the "CBRC") approved the above sale and purchase of the equity interest in the Bank and the change of the Bank's name into Ping An Bank Limited. The CBRC also approved that Ping An Trust make an additional capital contribution of US$23 million to the Bank. The acquisition, additional capital contribution and the related business registration were completed by February 2004. Thereafter, the Bank has become a 73% owned subsidiary of Ping An Trust and the Bank's financial statements are consolidated into the Group's consolidated financial statements.

(b) *Basis of preparation and significant accounting policies*

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and the disclosure requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in and should be read in conjunction with the accountants' report as set out in Appendix I to the Company's prospectus dated June 14, 2004.

2. Segment reporting

Segment information is presented in respect of the Group's business segment. The Group's revenue and net profit were mainly derived from the PRC. Accordingly, no segment analysis by geographical area is presented.

The segment analysis for the six months ended June 30, 2004 (the "Period") is as follows:

	Life insurance (Unaudited) *RMB Million*	General insurance (Unaudited) *RMB Million*	Corporate (Unaudited) *RMB Million*	Others (Unaudited) *RMB Million*	Elimination (Unaudited) *RMB Million*	Total (Unaudited) *RMB Million*
Income statement						
Gross written premiums and policy fees (net of business tax and surcharges)	27,161	5,136	–	–	–	32,297
Less: Premiums ceded to reinsurers	(420)	(1,751)	–	–	–	(2,171)
Increase in unearned premium reserves	(97)	(790)	–	–	–	(887)
Net earned premiums	26,644	2,595	–	–	–	29,239
Reinsurance commission income	120	550	–	–	–	670
Investment income and other income	2,497	111	118	251	(29)	2,948
Total revenue	29,261	3,256	118	251	(29)	32,857
Change in deferred policy acquisition costs	543	138	–	–	–	681
Claims, surrenders, annuities and maturities	(5,118)	(1,884)	–	–	–	(7,002)
Policyholder dividends and provisions	(219)	–	–	–	–	(219)
Increase in policyholders' reserves	(18,962)	–	–	–	–	(18,962)
Commission expenses	(2,253)	(331)	–	–	–	(2,584)
General and administrative expenses	(1,690)	(957)	(40)	(191)	17	(2,861)
Finance costs	(3)	(3)	–	(10)	–	(16)
Provision for insurance guarantee fund	(16)	(36)	–	–	–	(52)
Total expenses	(27,718)	(3,073)	(40)	(201)	17	(31,015)
Operating profit	1,543	183	78	50	(12)	1,842
Income taxes	(161)	(138)	(13)	(3)	–	(315)
Net profit before minority interests	1,382	45	65	47	(12)	1,527
Minority interests	–	–	–	(8)	(15)	(23)
Net profit attributable to shareholders	1,382	45	65	39	(27)	1,504

2. Segment reporting *(Continued)*

The segment analysis as at June 30, 2004 is as follows:

	Life insurance (Unaudited) *RMB Million*	General insurance (Unaudited) *RMB Million*	Corporate (Unaudited) *RMB Million*	Others (Unaudited) *RMB Million*	Elimination (Unaudited) *RMB Million*	Total (Unaudited) *RMB Million*
Balance sheet						
Investment in an associate	–	–	–	3	–	3
Other investments	161,286	6,414	12,042	2,969	(8,200)	174,511
Other assets	41,668	5,764	15,045	4,080	(484)	66,073
Gross assets	202,954	12,178	27,087	7,052	(8,684)	240,587
Policyholders' and other reserves	182,163	8,531	–	–	–	190,694
Other liabilities	15,948	2,142	1,404	3,727	(483)	22,738
Gross liabilities	198,111	10,673	1,404	3,727	(483)	213,432
Minority interests	11	–	–	391	89	491
Segment net assets	4,832	1,505	25,683	2,934	(8,290)	26,664

2. Segment reporting *(Continued)*

The segment analysis for the six months ended June 30, 2003 is as follows:

	Life insurance (Unaudited) *RMB Million*	General insurance (Unaudited) *RMB Million*	Corporate (Unaudited) *RMB Million*	Others (Unaudited) *RMB Million*	Elimination (Unaudited) *RMB Million*	Total (Unaudited) *RMB Million*
Income statement						
Gross written premiums and policy fees (net of business tax and surcharges)	31,080	4,468	–	–	–	35,548
Less: Premiums ceded to reinsurers	(524)	(1,380)	–	–	–	(1,904)
Increase in unearned premium reserves	(253)	(459)	–	–	–	(712)
Net earned premiums	30,303	2,629	–	–	–	32,932
Reinsurance commission income	206	467	–	–	–	673
Investment income and other income	2,895	135	155	58	(5)	3,238
Total revenue	33,404	3,231	155	58	(5)	36,843
Change in deferred policy acquisition costs	1,621	42	–	–	–	1,663
Claims, surrenders, annuities and maturities	(4,573)	(1,937)	–	–	–	(6,510)
Policyholder dividends and provisions	(382)	–	–	–	–	(382)
Increase in policyholders' reserves	(24,033)	–	–	–	–	(24,033)
Commission expenses	(2,754)	(306)	–	–	–	(3,060)
General and administrative expenses	(2,026)	(787)	(44)	(74)	21	(2,910)
Finance costs	(98)	(9)	–	–	–	(107)
Provision for insurance guarantee fund	(14)	(32)	–	–	–	(46)
Total expenses	(32,259)	(3,029)	(44)	(74)	21	(35,385)
Operating profit	1,145	202	111	(16)	16	1,458
Share of profits of an associate	–	–	–	4	–	4
Income taxes	(145)	(159)	48	–	–	(256)
Net profit before minority interests	1,000	43	159	(12)	16	1,206
Minority interests	–	–	–	–	(10)	(10)
Net profit attributable to shareholders	1,000	43	159	(12)	6	1,196

2. Segment reporting *(Continued)*

The segment analysis as at December 31, 2003 is as follows:

	Life insurance (Audited) *RMB Million*	General insurance (Audited) *RMB Million*	Corporate (Audited) *RMB Million*	Others (Audited) *RMB Million*	Elimination (Audited) *RMB Million*	Total (Audited) *RMB Million*
Balance sheet						
Investment in an associate	–	–	–	3	–	3
Other investments	143,371	5,874	12,798	2,055	(8,181)	155,917
Other assets	38,883	4,762	227	4,719	(1,032)	47,559
Gross assets	182,254	10,636	13,025	6,777	(9,213)	203,479
Policyholders' and other reserves	163,040	7,503	–	–	–	170,543
Other liabilities	15,368	1,593	64	3,654	(1,032)	19,647
Gross liabilities	178,408	9,096	64	3,654	(1,032)	190,190
Minority interests	11	–	–	248	78	337
Segment net assets	3,835	1,540	12,961	2,875	(8,259)	12,952

3. Written premiums and policy fees

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Gross premiums written and investment-linked premiums	**34,550**	38,094
Less: Allocated to separate (investment-linked) assets	**(1,903)**	(2,213)
	32,647	35,881
Less: Business tax and surcharges	**(350)**	(333)
Gross written premiums and policy fees (net of business tax and surcharges)	**32,297**	35,548
Gross		
Life		
Short term	**2,037**	1,972
Long term	**25,124**	29,108
General	**5,136**	4,468
Gross written premiums and policy fees (net of business tax and surcharges)	**32,297**	35,548
Net of reinsurance outward		
Life		
Short term	**1,624**	1,452
Long term	**25,117**	29,104
General	**3,385**	3,088
Net written premiums and policy fees	**30,126**	33,644

4. Investment income and other income

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Investment income		
Interest income:		
Bonds	**1,258**	937
Fixed and other bank deposits	**1,769**	1,689
Collateralized placements	**40**	102
Dividend income	**321**	27
Realized gain/(loss) on:		
Held-for-trading investments	**65**	48
Available-for-sale investments	**(8)**	43
Unrealized gain/(loss) on held-for-trading investments	**(826)**	175
Operating lease income from investment properties	**60**	44
Total investment income	**2,679**	3,065
Other income	**269**	173
Total investment income and other income	**2,948**	3,238

5. Operating profit

Operating profit is arrived at after charging the following items:

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Employee costs, excluding directors' remuneration	**1,230**	1,285
Depreciation of investment properties	**31**	22
Depreciation of property, plant and equipment	**150**	174
Amortization of land use rights	**10**	10
Amortization of goodwill	**13**	–
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**17**	32
Operating lease payments in respect of land and buildings	**276**	260
Provision for doubtful debts, net	**40**	–

6. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Current income tax	**297**	310
Deferred tax	**18**	(54)
Income taxes	**315**	256

7. Dividends

(1) *Dividends attributable to the interim period*

The directors do not recommend payment of any dividend in respect of the Period (Six months ended June 30, 2003: Nil).

(2) *Dividends attributable to the previous financial year and declared during the interim period*

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Final dividend of RMB0.12 per share (Six months ended June 30, 2003: RMB0.10 per share)	**592**	493

8. Earnings per share

The basic earnings per share for the Period is computed by dividing the unaudited net profit attributable to shareholders for the Period by the weighted average number of 4,981,861,026 shares (Six months ended June 30, 2003: 4,933,333,334 shares after reflecting the capitalization issue on December 19, 2003) in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

9. Held-for-trading investments

	June 30, 2004 (Unaudited) *RMB Million*	December 31, 2003 (Audited) *RMB Million*
Listed bond investments, at fair value	**3,381**	1,386
Unlisted bond investments, at fair value	**201**	725
Listed equity securities, at fair value	**57**	40
Listed equity investment funds, at fair value	**7,863**	4,648
Total	**11,502**	6,799

The maturity profile of bond investments is as follows:

	June 30, 2004 (Unaudited) *RMB Million*	December 31, 2003 (Audited) *RMB Million*
Fair value of bonds maturing:		
Within 1 year	**1,966**	1,117
Between 1 year and 5 years	**950**	558
After 5 years	**666**	436
Total	**3,582**	2,111

10. Available-for-sale investments

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Listed bond investments, at fair value	**10,265**	12,408
Unlisted bond investments, at fair value	**2,677**	2,156
Unlisted equity investments, at cost (net of impairment losses)	**254**	200
Total	**13,196**	14,764

The maturity profile of bond investments is as follows:

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Fair value of bonds maturing:		
Within 1 year	**–**	6,449
Between 1 year and 5 years	**4,430**	1,082
After 5 years	**8,512**	7,033
Total	**12,942**	14,564

11. Held-to-maturity investments

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Bond investments, at amortized cost	**41,832**	32,332
Fair value	**38,547**	31,407

The maturity profile of bond investments is as follows:

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Amortized cost of bonds maturing:		
Within 1 year	**1**	285
Between 1 year and 5 years	**5,049**	4,563
After 5 years	**36,782**	27,484
Total	**41,832**	32,332

12. Loans and receivables originated by the enterprise – bonds

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Amortized cost	**24,949**	19,170
Fair value	**23,845**	19,060

The maturity profile of bond investments is as follows:

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Amortized cost of bonds maturing:		
Within 1 year	**2,050**	496
Between 1 year and 5 years	**2,326**	3,709
After 5 years	**20,573**	14,965
Total	**24,949**	19,170

13. Loans and receivables originated by the enterprise – fixed deposits

The maturity profile of fixed deposits is as follows:

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Carrying amount of deposits maturing:		
Within 1 year	**8,580**	3,689
Between 1 year and 5 years	**57,937**	62,971
After 5 years	**13,929**	11,573
Total	**80,446**	78,233

14. Loans and receivables originated by the enterprise – placements and loans

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Loans, at amortized cost (net of impairment loss)	**139**	21
Collateralized placements – reverse repos, at amortized cost	**634**	2,968
Policy loans, at amortized cost	**390**	297
Placements and loans, net	**1,163**	3,286

The maturity profile of placements and loans is as follows:

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Placements	**Not applicable**	Not applicable
Loans	**3 months – 5 years**	30 days – 180 days
Collateralized placements – reverse repos	**7 days – 91 days**	3 days – 182 days
Policy loans	**180 days**	180 days

15. Cash and cash equivalents

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Cash at banks and in hand	**22,940**	8,017

The increase in cash and cash equivalents was mainly due to the proceeds received in the Company's initial public offering in June 2004.

16. Deferred policy acquisition costs

	Life insurance *RMB Million*	General insurance *RMB Million*	Total *RMB Million*
As at January 1, 2003	16,755	721	17,476
Deferred	6,453	1,030	7,483
Amortized	(3,606)	(992)	(4,598)
As at December 31, 2003	19,602	759	20,361
Deferred	2,470	638	3,108
Amortized	(1,927)	(500)	(2,427)
As at June 30, 2004	20,145	897	21,042

17. Share capital

	June 30, 2004 (Unaudited) ***Million***	December 31, 2003 (Audited) *Million*
Number of shares registered, issued and fully paid at RMB1 each	**6,195**	4,933

On June 24, 2004, 1,261,720,000 ordinary shares of RMB1 each were issued at HKD10.33 (equivalent to approximately RMB10.96) each for a total cash consideration, before issue expenses, of RMB13,826 million through an initial public offering.

The movement of share capital is as follows:

	Number of shares registered, issued and fully paid *Million*	**Nominal value of share capital** *RMB Million*
As at January 1, 2004	**4,933**	**4,933**
Issued on initial public offering	**1,262**	**1,262**
As at June 30, 2004	**6,195**	**6,195**

18. Customer's deposits

The customers' deposits represented customers' short term funds placed with Ping An Securities Company, Ltd. for securities trading purposes.

19. Short term borrowings

	June 30, 2004 (Unaudited) *RMB Million*	December 31, 2003 (Audited) *RMB Million*
Collateralized borrowings – repos	**70**	200
Terms of collateralized borrowings – repos	**7 days**	7 days

20. Risk management

Product risk

Product risk is the risk of loss due to actual experience emerging differently from the assumed when the product was designed and priced, as a result of investment returns, expenses, claims, and policyholder behavior. The Group controls this risk through closely monitoring its product designing, pricing, and actual claims experience. Product risk is also mitigated through the use of aggregate retention limits and through catastrophe reinsurance.

Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, however, the Group intends to lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rate.

Market risk

Market risk is the risk of potential loss to future earnings, fair values or future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices and other factors that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments.

20. Risk management *(Continued)*

Credit risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make any payment of principal or interest when due, in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, investments in bonds issued by PRC companies and reinsurance arrangements with reinsurers. The Group mitigates credit risk by utilizing detailed credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits within its investment portfolio.

Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds to meet the Group's obligations as they become due. The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies.

Concentration risk

Concentration risk is the risk of incurring a major loss as a result of having a significant portion of the Group's investments concentrated in a single entity, group of related entities or industry segment. The Group seeks to control concentration risk by limiting the amount of investment in any single entity or group of related entities.

Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

21. Significant related party transactions

The Group had the following significant transactions with Ping An Securities Company, Ltd.:

	Six months ended June 30,	
	2004	2003
	(Unaudited)	(Unaudited)
	RMB Million	*RMB Million*
Securities commissions paid	**–**	4
Interest income for dealing deposits placed	**–**	7

In the opinion of the directors, the above transactions are conducted in the normal course of the Group's business.

22. Commitments

(1) *Capital commitments*

The Group had the following capital commitments relating to property development projects and investments:

	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
	RMB Million	*RMB Million*
Contracted, but not provided for	**143**	282
Authorized, but not contracted for	**2,931**	2,110

(2) *Operating lease commitments*

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
	RMB Million	*RMB Million*
Within 1 year	**306**	355
Between 1 year and 5 years	**408**	310
After 5 years	**3**	11
	717	676

22. Commitments *(Continued)*

(3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

	June 30, 2004 (Unaudited) ***RMB Million***	December 31, 2003 (Audited) *RMB Million*
Within 1 year	**85**	65
Between 1 year and 5 years	**101**	53
After 5 years	**1**	2
	187	120

23. Contingent liabilities

Owing to the nature of the insurance business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice.

No provision has been made for pending lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

24. Approval of the financial statements

The condensed consolidated financial statements have been approved and authorized for issue by the Company's board of directors on August 25, 2004.

OTHER INFORMATION

Share Capital Structure

	Number of Shares	Approximate percentage of issued share capital
Domestic Shares	3,636,409,636	58.70 %
H Shares	2,558,643,698	41.30 %
	6,195,053,334	100.00 %

Disclosure of Interests

Interests and short positions of substantial shareholders and other persons

As at June 30, 2004, the interests or short positions of every person, other than a director, supervisor or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the "SFO") are as follows:

(1) Interests and short positions of substantial shareholders who were entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name	Nature of Interest	H/Domestic ("D") shares	Capacity	*Note*	Number of Shares interested		% of entire issued capital	% of H/D shares over all issued H/D shares respectively
HSBC Insurance Holdings Limited	Long Position**	H	Beneficial Owner	7	18,907,000			
	Long Position*				618,886,334	637,793,334	10.30	24.93
HSBC Holdings plc	Long Position**	H	Interest of controlled corporations	*1, 6 & 7*	227,090,000			
	Long Position*				648,212,334	875,302,334	14.13	34.21
	Short Position					126,276,000	2.04	4.94

(2) Interests and short positions of persons other than substantial shareholders

Name	Nature of Interest	H/Domestic ("D") shares	Capacity	Note	Number of Shares interested		% of entire issued capital	% of H/D shares over all issued H/D shares respectively
BOCI Asia Limited	Long Position*	H	Beneficial Owner	1		242,909,000	3.92	9.49
BOC International Holdings Limited	Long Position*	H	Interest of controlled corporations	1 & 2		242,909,000	3.92	9.49
Bank of China	Long Position*	H	Interest of controlled corporations	1 & 2		242,909,000	3.92	9.49
Goldman Sachs (Asia) L.L.C.	Long Position**	H	Beneficial Owner	3		208,183,000	3.36	8.14
Goldman Sachs (Cayman) Holding Company	Long Position**	H	Interest of controlled corporations	3	208,183,000			
	Long Position*				400,000	208,583,000	3.37	8.15
GS Capital Partners (Asia), LP	Long Position*	H	Beneficial Owner	4		213,347,476	3.44	8.34
GS Advisors, L.L.C.	Long Position*	H	Interest of controlled corporations	4		310,901,538	5.02	12.15
The Goldman Sachs Group, Inc.	Long Position**	H	Interest of controlled corporations	1, 3, 4 & 5	208,183,000			
	Long Position*				393,854,182	602,037,182	9.72	23.53
The Hongkong and Shanghai Banking Corporation Limited	Long Position**	H	Beneficial Owner	1 & 6	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
	Short Position		Beneficial owner		125,553,000			
			Interest of controlled corporations		723,000	126,276,000	2.04	4.94

Name	Nature of Interest	H/Domestic ("D") shares	Capacity	Note	Number of Shares interested		% of entire issued capital	% of H/D shares over all issued H/D shares respectively
HSBC Asia Holdings BV	Long Position**	H	Interest of controlled corporations	1 & 6	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
	Short Position					126,276,000	2.04	4.94
HSBC Asia Holdings (UK)	Long Position**	H	Interest of controlled corporations	1 & 6	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
	Short Position					126,276,000	2.04	4.94
HSBC Holdings BV	Long Position**	H	Interest of controlled corporations	1 & 6	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
	Short Position					126,276,000	2.04	4.94
HSBC Finance (Netherlancs)	Long Position**	H	Interest of controlled corporations	1 & 6	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
	Short Position					126,276,000	2.04	4.94
Morgan Stanley Dean Witter Asia Limited	Long Position**	H	Beneficial owner	1 & 8	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
MSDW Asia Securities Products L.L.C.	Long Position**	H	Interest of controlled corporations	1 & 8	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28
Morgan Stanley Dean Witter (Hong Kong) Holdings Limited	Long Position**	H	Interest of controlled corporations	1 & 8	208,183,000			
	Long Position*				29,326,000	237,509,000	3.83	9.28

Name	Nature of Interest	H/Domestic ("D") shares	Capacity	Note	Number of Shares interested		% of entire issued capital	% of H/D shares over all issued H/D shares respectively
Morgan Stanley Asia Pacific (Holdings) Limited	Long Position**	H	Interest of controlled corporations	1 & 9	208,183,000			
	Long Position*				55,185,000	263,368,000	4.25	10.29
Morgan Stanley International Holdings Inc.	Long Position**	H	Interest of controlled corporations	1 & 9	208,183,000			
	Long Position*				55,185,000	263,368,000	4.25	10.29
Morgan Stanley International Incorporated	Long Position**	H	Interest of controlled corporations	1 & 10	208,183,000			
	Long Position*				56,079,500	264,262,500	4.27	10.33
Morgan Stanley Domestic Capital Inc.	Long Position**	H	Interest of controlled corporations	1 & 10	208,183,000			
	Long Position*				56,079,500	264,262,500	4.27	10.33
Morgan Stanley Capital Management, L.L.C.	Long Position**	H	Interest of controlled corporations	1 & 10	208,183,000			
	Long Position*				56,079,500	264,262,500	4.27	10.33
MSCP/PA Holdings Limited (Mauritius company)	Long Position*	H	Beneficial Owner	12		289,375,848	4.67	11.31
MSCP/PA Holdings Limited (Cayman Islands company)	Long Position*	H	Interest of controlled corporations	12		289,375,848	4.67	11.31
Morgan Stanley Leveraged Equity Fund II, L.P.	Long Position*	H	Interest of controlled corporations	12		289,375,848	4.67	11.31

Name	Nature of Interest	H/Domestic ("D") shares	Capacity	Note	Number of Shares interested		% of entire issued capital	% of H/D shares over all issued H/D shares respectively
Morgan Stanley Leveraged Equity Fund II, Inc.	Long Position*	H	Interest of controlled corporations	12		289,375,848	4.67	11.31
Morgan Stanley	Long Position**	H	Interest of controlled corporations	1, 9, 10, 11 & 12	208,183,000			
	Long Position*				349,222,348	557,405,348	9.00	21.79
Shenzhen Jiangnan Industrial Development Co., Ltd.	Long Position*	D	Beneficial Owner	13		479,117,788	7.73	13.18
Shenzhen Jingao Industrial Development Co., Ltd.	Long Position*	D	Interest of controlled corporations	13		479,117,788	7.73	13.18
Ping An Securities Company Ltd. Labor Union	Long Position*	D	Interest of controlled corporations	13		479,117,788	7.73	13.18
Ping An Trust Company Ltd. Labor Union	Long Position*	D	Interest of controlled corporations	13		479,117,788	7.73	13.18
Shenzhen New Horse Investment Development Co., Ltd.	Long Position*	D	Beneficial Owner	14		389,592,366	6.29	10.71
Ping An Insurance (Group) Company of China, Ltd. Labor Union	Long Position*	D	Interest of controlled corporations	14		389,592,366	6.29	10.71
Shenzhen Investment Holding Corporation	Long Position*	D	Beneficial Owner			543,181,445	8.77	14.94
Yuan Trust Investment Company Ltd.	Long Position*	D	Beneficial Owner			380,000,000	6.13	10.45
Capital China Group Limited	Long Position*	D	Beneficial Owner			332,526,844	5.37	9.14

Long Position represents long position other than through equity derivatives.*
*Long Position** represents long position via physically settled unlisted securities.*
Short Position represents short position via physically settled unlisted securities.

Notes

(1) The interest in the long position in 237,509,000 shares were jointly held by BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited and Morgan Stanley Dean Witter Asia Limited.

(2) BOCI Asia Limited was a wholly owned subsidiary of BOC International Holdings Limited, which in turn was wholly owned by Bank of China. The interest in 242,909,000 shares relates to the same block of shares in the Company.

(3) Goldman Sachs (Asia) L.L.C. was owned as to 99% by Goldman Sachs (Cayman) Holding Company, which in turn was a wholly owned subsidiary of The Goldman Sachs Group, Inc.. The interest of Goldman Sachs (Asia) L.L.C. in 208,183,000 shares was included as part of the interest of Goldman Sachs (Cayman) Holding Company and The Goldman Sachs Group, Inc.. Goldman Sachs & Co. Bank held 400,000 shares in the Company. Goldman Sachs (Cayman) Holding Company was deemed to hold the said 400,000 shares by virtue of its 99% interest in Goldman Sachs & Co. Bank.

(4) GS Capital Partners (Asia) LP holding 213,347,476 shares in the Company was a controlled corporation of and owned as to 1% by GS Advisors, L.L.C., which in turn was a wholly owned subsidiary of The Goldman Sachs Group, Inc.. GS Capital Partners Offshore (Asia) LP and GS Capital Partners LP, holding 35,373,746 and 62,180,316 shares in the Company respectively were controlled corporations of and owned as to 1% by GS Advisors, L.L.C.. The interests of GS Capital Partners (Asia) LP, GS Capital Partners Offshore (Asia) LP and GS Capital Partners LP in a total of 310,901,538 shares have been included as the interest of GS Advisors, L.L.C. and part of the interest of The Goldman Sachs Group, Inc..

(5) Besides (3) and (4) above, The Goldman Sachs Group, Inc. also held interest in the Company by virtue of its control over the following corporations:

Name of Controlled Corporation	**Percentage of ownership in controlled corporation**	**No. of Shares**
Goldman Sachs & Co	100	2,031,000
Goldman Sachs International	100	52,714,000
Stone Street Fund 1994, LP	1.00	13,584,034
Bridge Street Fund 1994, LP	0.03	14,223,610

(6) The Hongkong and Shanghai Banking Corporation Limited was a wholly owned subsidiary of HSBC Asia Holdings BV, which in turn was wholly owned by HSBC Asia Holdings (UK). HSBC Asia Holdings (UK) was a wholly owned subsidiary of HSBC Holdings BV, which in turn was wholly owned by HSBC Finance (Netherlands). HSBC Holdings plc held 100% of HSBC Finance (Netherlands). The respective interest in 237,509,000 shares (long position) and 126,276,000 shares (short position) relates to the same blocks of shares in the Company. The respective interest in 237,509,000 shares (long position) and 126,276,000 shares (short position) in the Company was included as part of the interest of HSBC Holdings plc.

(7) HSBC Insurance Holdings Limited was a wholly owned subsidiary of HSBC Holdings plc and its interest in 637,793,334 shares in the Company was included as part of the interest of HSBC Holdings plc.

(8) Morgan Stanley Dean Witter Asia Limited was a wholly owned subsidiary of MSDW Asia Securities Products L.L.C., which in turn was wholly owned by Morgan Stanley Dean Witter (Hong Kong) Holdings Limited. The interest in 237,509,000 shares relates to the same block of shares in the Company.

(9) Morgan Stanley Dean Witter (Hong Kong) Holdings Limited was a wholly owned subsidiary of Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was owned as to 90% by Morgan Stanley International Holdings Inc.. Morgan Stanley held 80% interest in Morgan Stanley International Holdings Inc.. The interest in 237,509,000 shares was included as part of the interests of Morgan Stanley Asia Pacific (Holdings) Limited, Morgan Stanley International Holdings Inc. and Morgan Stanley.

Morgan Stanley Investment Management Company, indirectly wholly owned by Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was owned as to 90% by Morgan Stanley International Holdings Inc., held 25,859,000 shares in the Company. The said interest totaling 263,368,000 shares in the Company was included as the interests of Morgan Stanley Asia Pacific (Holdings) Limited, Morgan Stanley International Holdings Inc. and Morgan Stanley respectively.

(10) Morgan Stanley & Co International Limited holding 894,500 shares in the Company was indirectly owned as to 98.3% by Morgan Stanley International Incorporated. The said interest together with the interest disclosed under note (9) above were included as the interest of Morgan Stanley International Incorporated. Morgan Stanley held 80% interest in Morgan Stanley International Incorporated. Morgan Stanley Domestic Capital, Inc. was a wholly owned subsidiary of Morgan Stanley Capital Management L.L.C., which in turn was wholly owned by Morgan Stanley. The interest of Morgan Stanley International Incorporated in 264,262,500 shares was included as the interest of Morgan Stanley Domestic Capital Inc., Morgan Stanley Capital Management L.L.C. and Morgan Stanley respectively.

(11) Morgan Stanley & Co. Incorporated, holding 3,767,000 shares, was a wholly owned subsidiary of Morgan Stanley. The said interest was included as the interest of Morgan Stanley.

(12) MSCP/PA Holdings Limited (Mauritius company) was wholly owned by MSCP/PA Holdings Limited (Cayman Islands company), which in turn was owned as to 51.6% by Morgan Stanley Leveraged Equity Fund II, L.P.. Morgan Stanley held 100% interest in Morgan Stanley Leveraged Equity Fund II, Inc., which held 9% of Morgan Stanley Leveraged Equity Fund II, L.P..

The interest of MSCP/PA Holdings Limited (Mauritius company) has been included as the interest of Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley respectively.

(13) Shenzhen Jiangnan Industrial Development Co., Ltd. was owned as to 69.11% by Shenzhen Jingao Industrial Development Co., Ltd. which in turn was owned as to 80% and 20% by Ping An Securities Company Ltd. Labor Union and Ping An Trust Company Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(14) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,566 shares relates to the same block of shares in the Company.

Save as disclosed above, the directors of the Company are not aware of any persons holding any interests or short positions in shares or underlying shares of the Company which were required to be disclosed pursuant to the SFO as at June 30, 2004.

Interests and Short Positions of Directors and Supervisors

As at June 30, 2004, none of the directors or supervisors of the Company held or was deemed to hold interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the directors or supervisors to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

Purchase, sale, or redemption of shares

The Company has not redeemed any of its shares since the Listing on June 24, 2004 up to June 30, 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

Audit committee

The Company has established an audit committee in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review the financial reporting process of the Group. The audit committee consists of two independent non-executive Directors, namely Mr. Bao Youde and Mr. Kwong Che Keung Gordon and a non-executive Director, Mr. Anthony Philip Hope. The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed the internal controls and financial reporting matters including a review of the condensed interim accounts of the Company.

Compliance with the Code of Best Practice of the Listing Rules

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the period from the Listing to June 30, 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

Code for securities transactions by directors and supervisors of the Company

On May 28, 2004, the Company adopted a code of conduct regarding securities transactions by directors and supervisors of the Company (the "Code of Conduct") on terms no less exacting than the required standard of the Model Code. Specific enquiry has been made of all directors and supervisors of the Company who have confirmed that they complied with the required standard set out in the Code of Conduct regarding securities transactions by directors and supervisors of the Company at the applicable times for the period from May 28, 2004 to June 30, 2004.

Disclosure of information of the Stock Exchange's website

All information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

By Order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Hong Kong, August 25, 2004

遵守最佳應用守則

本公司無任何董事知悉，任何資料可合理顯示本公司由上市直至2004年6月30日止期間內之任何時間未有遵守上市規則附錄14所載的最佳應用守則。

本公司董事及監事進行證券交易的守則

於2004年5月28日，本公司已就本公司董事及監事進行證券交易採納一套行為守則（「行為守則」），條款之嚴謹不遜於標準守則所規定之標準。經向所有本公司董事及監事作出專門查詢後，彼等確認，彼等於2004年5月28日至2004年6月30日之有關時間內已遵守行為守則所規定有關本公司董事及監事的證券交易的標準。

於聯交所網頁披露資料

載有上市規則附錄16第46(1)至第46(6)段所規定的詳細資料將於短期內在聯交所網址（http://www.hkex.com.hk）刊載。

承董事會命
董事長兼首席執行官
馬明哲

香港，2004年8月25日

MSCP/PA Holdings Limited (Mauritius company)的權益已分別作為Morgan Stanley Leveraged Equity Fund II, L.P.、Morgan Stanley Leveraged Equity Fund II, Inc.及摩根士丹利的權益計入。

(13) 深圳市江南實業發展有限公司由深圳市景傲實業發展有限公司擁有69.11%，而後者則分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%。479,117,788股的權益乃關於本公司同一組股份。

(14) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%。389,592,566股的權益乃關於本公司同一組股份。

除上文所披露者外，本公司董事概不知悉於二零零四年六月三十日有任何人士在本公司的股份或相關股份中持有依據證券及期貨條例須予披露的任何權益或淡倉。

董事及監事權益及淡倉

於2004年6月30日，本公司董事及監事概無於本公司或其任何相關法團(定義見證券及期貨條例)的股份、相關股份或債權證中擁有依據證券及期貨條例第352條須予記入該條文所述登記冊的任何權益或淡倉，或依據香港聯合交易所有限公司(「聯交所」)證券上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)中董事及監事須另行知會本公司及聯交所的權益及淡倉，亦未被授予購買本公司或其任何相關法團的股份或債權證的權利。

購買、出售或贖回股份

本公司自其股份於2004年6月24日上市直至2004年6月30日止概無贖回任何股份。本公司或其任何子公司於同期內亦無購買或出售本公司任何股份。

審核委員會

本公司已根據上市規則附錄14所載列的最佳應用守則成立審核委員會。審核委員會的主要職責為審核本集團的財務申報程序。審核委員會包括兩名獨立非執行董事鮑友德先生及鄺志強先生，以及非執行董事Anthony Philip Hope先生。審核委員會已經與管理層一起審閱本集團採納的會計準則及慣例，並探討內部監控及財務匯報事宜，包括審閱本公司的簡明中期財務賬目。

(6) 香港上海滙豐銀行有限公司為HSBC Asia Holdings BV的全資附屬公司，而後者則為HSBC Asia Holdings (UK)全資擁有。HSBC Asia Holdings (UK)為HSBC Holdings BV的全資附屬公司，而後者則為HSBC Finance (Netherlands) 全資擁有。滙豐控股有限公司100%持有HSBC Finance (Netherlands)。有關237,509,000股（好倉）及126,276,000股（淡倉）的權益乃關於本公司同一組股份。有關本公司的237,509,000股（好倉）及126,276,000股（淡倉）的權益已作為滙豐控股有限公司的部分權益計入。

(7) 滙豐保險控股有限公司為滙豐控股有限公司的全資附屬公司，而其於本公司的637,793,334股已作為滙豐控股有限公司的部分權益計入。

(8) 摩根士丹利添惠亞洲有限公司為MSDW Asia Securities Products L.L.C.的全資附屬公司，而後者則為Morgan Stanley Dean Witter (Hong Kong) Holdings Limited全資擁有。237,509,000股的權益乃關於本公司同一組股份。

(9) Morgan Stanley Dean Witter (Hong Kong) Holdings Limited為Morgan Sanley Asia Pacific (Holdings) Limited的全資附屬公司，而後者則為Morgan Stanley International Holdings Inc. 90%擁有。摩根士丹利持有Morgan Stanley International Holdings Inc.80%權益。237,509,000股的權益已作為Morgan Stanley Asia Pacific (Holdings) Limited、Morgan Stanley International Holdings Inc.及摩根士丹利的部分權益計入。

Morgan Stanley Investment Management Company（由Morgan Stanley Asia Pacific (Holdings) Limited間接全資擁有，而其則為Morgan Stanley International Holdings Inc. 90% 擁有）持有本公司25,859,000股。上述權益合共本公司263,368,000股分別已作為Morgan Stanley Asia Pacific (Holdings) Limited、Morgan Stanley International Holdings Inc.及摩根士丹利的權益計入。

(10) Morgan Stanley & Co International Limited（持有本公司894,500股）乃由Morgan Stanley International Incorporated間接擁有98.3%。上述權益連同在上文附註(9)項下所披露的權益已作為Morgan Stanley International Incorporated的權益計入。摩根士丹利持有Morgan Stanley International Incorporated的80%權益。Morgan Stanley Domestic Capital, Inc.為Morgan Stanley Capital Management L.L.C.的全資附屬公司，而後者則為摩根士丹利全資擁有。Morgan Stanley International Incorporated的264,262,500股權益已分別作為Morgan Stanley Domestic Capital Inc.、Morgan Stanley Capital Management L.L.C.及摩根士丹利的權益計入。

(11) Morgan Stanley & Co. Incorporated（持有3,767,000股）為摩根士丹利的全資附屬公司。上述權益已作為摩根士丹利的權益計入。

(12) MSCP/PA Holdings Limited (Mauritius company)由MSCP/PA Holdings Limited (Cayman Islands company)全資擁有，而後者則為Morgan Stanley Leveraged Equity Fund II, L.P.擁有51.6%。摩根士丹利持有Morgan Stanley Leveraged Equity Fund II, Inc.的100%權益，而後者則持有Morgan Stanley Leveraged Equity Fund II, L.P.的9%。

附註

(1) 237,509,000股股份的好倉權益乃由中銀國際控股有限公司、高盛（亞洲）有限責任公司、香港上海滙豐銀行有限公司及摩根士丹利添惠亞洲有限公司共同持有。

(2) 中銀國際亞洲有限公司為中銀國際控股有限公司的全資附屬公司，而後者則為中國銀行全資擁有。242,909,000股的權益乃關於本公司同一組股份。

(3) 高盛（亞洲）有限責任公司由Goldman Sachs (Cayman) Holding Company 擁有99%，而後者則為高盛集團有限公司的全資附屬公司。208,183,000股的高盛（亞洲）有限責任公司權益已作為Goldman Sachs (Cayman) Holding Company及高盛集團有限公司的部分權益計入。Goldman Sachs & Co. Bank持有本公司400,000股。Goldman Sachs (Cayman) Holding Company因其於Goldman Sachs & Co. Bank的99%權益被視為持有上述400,000股。

(4) GS Capital Partners (Asia) LP（持有本公司213,347,486股）為GS Advisors, L.L.C.的一間受控制企業並由其擁有1%，而後者則為高盛集團有限公司的全資附屬公司。GS Capital Partners Offshore (Asia) LP及GS Capital Partners LP（分別持有本公司35,373,746股及62,180,316股）分別為GS Advisors, L.L.C.的受控制企業並由其擁有1%。GS Capital Partners (Asia) LP、GS Capital Partners Offshore (Asia) LP及GS Capital Partners LP的權益合共310,901,538股已作為GS Advisors, L.L.C.的權益及高盛集團有限公司的部分權益計入。

(5) 除以上(3)及(4)外，高盛集團有限公司亦藉着於以下各企業的控制權而持有本公司的權益：

受控制企業名稱	**在受控制企業的擁有權百分比**	**股份數目**
Goldman Sachs & Co	100	2,031,000
Goldman Sachs International	100	52,714,000
Stone Street Fund 1994, LP	1.00	13,584,034
Bridge Street Fund 1994, LP	0.03	14,223,610

名稱	權益性質	H股／內資股（「D股」）	身份	附註	擁有股份數目		佔全部已發行股本百分比(%)	H股／D股佔所有已發行股本百分比(%)
Morgan Stanley Leveraged Equity Fund II, Inc.	好倉*	H股	受控制企業的權益	12		289,375,848	4.67	11.31
摩根士丹利	好倉**	H股	受控制企業的權益	1、9、10、11及12	208,183,000			
	好倉*				349,222,348	557,405,348	9.00	21.79
深圳市江南實業發展有限公司	好倉*	D股	實益擁有人	13		479,117,788	7.73	13.18
深圳市景傲實業發展有限公司	好倉*	D股	受控制企業的權益	13		479,117,788	7.73	13.18
平安證券有限責任公司工會委員會	好倉*	D股	受控制企業的權益	13		479,117,788	7.73	13.18
平安信託投資有限責任公司工會委員會	好倉*	D股	受控制企業的權益	13		479,117,788	7.73	13.18
深圳市新豪時投資發展有限公司	好倉*	D股	實益擁有人	14		389,592,366	6.29	10.71
中國平安保險(集團)股份有限公司工會工作委員會	好倉*	D股	受控制企業的權益	14		389,592,366	6.29	10.71
深圳市投資管理公司	好倉*	D股	實益擁有人			543,181,445	8.77	14.94
源信行投資有限公司	好倉*	D股	實益擁有人			380,000,000	6.13	10.45
寶華集團有限公司	好倉*	D股	實益擁有人			332,526,844	5.37	9.14

*好倉*指並非來自股本衍生工具的好倉。*

*好倉**指以實物形式交收的非上市證券的好倉。*

淡倉指以實物形式交收的非上市證券的淡倉。

名稱	權益性質	H股／內資股（「D股」）	身份	附註	擁有股份數目		佔全部已發行股本百分比(%)	H股／D股佔所有已發行股本百分比(%)
Morgan Stanley Asia Pacific (Holdings) Limited	好倉**	H股	受控制企業的權益	*1及9*	208,183,000			
	好倉*				55,185,000	263,368,000	4.25	10.29
Morgan Stanley International Holdings Inc.	好倉**	H股	受控制企業的權益	*1及9*	208,183,000			
	好倉*				55,185,000	263,368,000	4.25	10.29
Morgan Stanley International Incorporated	好倉**	H股	受控制企業的權益	*1及10*	208,183,000			
	好倉*				56,079,500	264,262,500	4.27	10.33
Morgan Stanley Domestic Capital Inc.	好倉**	H股	受控制企業的權益	*1及10*	208,183,000			
	好倉*				56,079,500	264,262,500	4.27	10.33
Morgan Stanley Capital Management, L.L.C.	好倉**	H股	受控制企業的權益	*1及10*	208,183,000			
	好倉*				56,079,500	264,262,500	4.27	10.33
MSCP/PA Holdings Limited (Mauritius company)	好倉*	H股	實益擁有人	*12*		289,375,848	4.67	11.31
MSCP/PA Holdings Limited (Cayman Islands company)	好倉*	H股	受控制企業的權益	*12*		289,375,848	4.67	11.31
Morgan Stanley Leveraged Equity Fund II, L.P.	好倉*	H股	受控制企業的權益	*12*		289,375,848	4.67	11.31

名稱	權益性質	H股／內資股（「D股」）	身份	附註	擁有股份數目		佔全部已發行股本百分比(%)	H股／D股佔所有已發行股本百分比(%)
HSBC Asia Holdings BV	好倉**	H股	受控制企業的權益	1及6	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
	淡倉					126,276,000	2.04	4.94
HSBC Asia Holdings (UK)	好倉**	H股	受控制企業的權益	1及6	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
	淡倉					126,276,000	2.04	4.94
HSBC Holdings BV	好倉**	H股	受控制企業的權益	1及6	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
	淡倉					126,276,000	2.04	4.94
HSBC Finance (Netherlands)	好倉**	H股	受控制企業的權益	1及6	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
	淡倉					126,276,000	2.04	4.94
摩根士丹利添惠亞洲有限公司	好倉**	H股	實益擁有人	1及8	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
MSDW Asia Securities Products L.L.C.	好倉**	H股	受控制企業的權益	1及8	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
Morgan Stanley Dean Witter (Hong Kong) Holdings Limited	好倉**	H股	受控制企業的權益	1及8	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28

(2) 除主要股東以外人士權益及淡倉

名稱	權益性質	H股／內資股（「D股」）	身份	附註	擁有股份數目		佔全部已發行股本百分比(%)	H股／D股佔所有已發行股本百分比(%)
中銀國際亞洲有限公司	好倉*	H股	實益擁有人	1		242,909,000	3.92	9.49
中銀國際控股有限公司	好倉*	H股	受控制企業的權益	1及2		242,909,000	3.92	9.49
中國銀行	好倉*	H股	受控制企業的權益	1及2		242,909,000	3.92	9.49
高盛（亞洲）有限責任公司	好倉**	H股	實益擁有人	3		208,183,000	3.36	8.14
Goldman Sachs (Cayman) Holding Company	好倉**	H股	受控制企業的權益	3	208,183,000			
	好倉*				400,000	208,583,000	3.37	8.15
GS Capital Partners (Asia), LP	好倉*	H股	實益擁有人	4		213,347,476	3.44	8.34
GS Advisors, L.L.C.	好倉*	H股	受控制企業的權益	4		310,901,538	5.02	12.15
高盛集團有限公司	好倉**	H股	受控制企業的權益	1、3、4及5	208,183,000			
	好倉*				393,854,182	602,037,182	9.72	23.53
香港上海滙豐銀行有限公司	好倉**	H股	實益擁有人	1及6	208,183,000			
	好倉*				29,326,000	237,509,000	3.83	9.28
	淡倉		實益擁有人		125,553,000			
			受控制企業的權益		723,000	126,276,000	2.04	4.94

其他資料

股本結構

	總股份數目	佔發行股本的比例
內資股	3,636,409,636	58.70%
H股	2,558,643,698	41.30%
	6,195,053,334	100.00%

權益披露

主要股東及其他人士權益及淡倉

於2004年6月30日，如證券及期貨條例(「證券及期貨條例」)第336條規定由本公司存置之登記冊所記錄，每名人士(本公司董事、監事或主要行政人員除外)於本公司股份或相關股份中擁有權益或淡倉如下：

(1) 有權在本公司任何股東大會行使10%或以上之投票權或控制10%或以上之投票權之行使之主要股東之權益及淡倉

名稱	權益性質	H股／內資股(「D股」)	身份	附註	擁有股份數目		佔全部已發行股本百分比(%)	H股／D股佔所有已發行股本百分比(%)
滙豐保險控股有限公司	好倉**	H股	實益擁有人	7	18,907,000			
	好倉*				618,886,334	637,793,334	10.30	24.93
滙豐控股有限公司	好倉**	H股	受控制企業的權益	1、6及7	227,090,000			
	好倉*				648,212,334	875,302,334	14.13	34.21
	淡倉					126,276,000	2.04	4.94

22. 承諾 *(續)*

(3) 經營租賃應收租金

本集團簽訂了多項租賃合約租出其物業。根據不可撤銷的租賃合約，未來最低應收租金如下：

	2004年 6月30日 **(未經審核)** ***人民幣百萬元***	2003年 12月31日 (經審核) *人民幣百萬元*
1年以內	**85**	65
1年至5年	**101**	53
5年以上	**1**	2
	187	120

23. 或有負債

鑒於保險業務的性質，本集團在開展正常業務時，會涉及各種估計、或有事項及法律訴訟，包括在訴訟中作為原告與被告及在仲裁中作為申請人與被申請人。上述糾紛所產生的不利影響主要包括保單的索賠。在考慮了律師的建議後，如果管理層能對上述訴訟的影響做出合理估計，則已對可能發生的損失計提準備。

對於無法合理預計結果及管理層認為敗訴可能性極小的未決訴訟或可能的違約，不計提相關準備。對於上述未決訴訟，管理層認為任何最終裁定結果產生的法律責任對本集團的財務狀況或經營結果不會造成重大負面影響。

24. 財務報表的批准

於2004年8月25日，本公司董事會批准及授權刊發本簡明合併財務報表。

21. 重大關聯方交易

本集團與平安證券有限責任公司有如下重大關聯方交易:

	截至6月30日止6個月	
	2004年	2003年
	(未經審核)	(未經審核)
	人民幣百萬元	*人民幣百萬元*
支付證券佣金	–	4
存放交易保證金的利息收入	–	7

各董事均認為，上述交易均按本集團正常商業條款進行。

22. 承諾

(1) *資本承諾*

本集團有關物業開發及投資的資本承諾如下：

	2004年	2003年
	6月30日	12月31日
	(未經審核)	(經審核)
	人民幣百萬元	*人民幣百萬元*
已簽約未撥備	**143**	282
已授權未簽約	**2,931**	2,110

(2) *經營租賃承諾*

本集團簽訂了多項辦公室及職工宿舍等的租賃合約。根據不可撤銷的租賃合約，未來最低租賃付款額如下：

	2004年	2003年
	6月30日	12月31日
	(未經審核)	(經審核)
	人民幣百萬元	*人民幣百萬元*
1年以內	**306**	355
1年至5年	**408**	310
5年以上	**3**	11
	717	676

20. 風險管理(續)

信用風險

信用風險是指，對固定收益投資而言，本集團的債務人到期未能支付本金或利息而引起經濟損失的風險，或對權益投資而言，因被投資公司經營失敗而引起損失的風險。本集團主要會遭受的信用風險與其存放在商業銀行的定期存款、所投資的中國企業債券與再保險公司的再保險安排有關。本集團通過詳細的信用控制的政策，對潛在投資進行信用分析和在投資組合中對債務人設定整體額度來控制信用風險。

流動性風險

流動性風險是指本集團無法籌集足夠資金以償還到期債務的風險。本集團部份保單允許退保、撤單或以其他方式提前終止保單，使本集團面臨潛在的流動性風險。本集團通過使投資資產的期限與對應保險責任的期限相匹配來控制流動性風險。

集中風險

集中風險指本集團因將重大投資集中於單一實體、關聯實體集團或行業分部而遭受重大損失的風險。本集團通過限制對單一實體或關聯實體集團的投資來控制集中風險。

匯率風險

匯率風險是指因外匯匯率變化而產生損失的風險。本集團業務中人民幣和其他外幣的匯率變動會影響其財務狀況及其經營業績。本集團通過將外匯淨餘額控制在低水平以控制貨幣風險。

經營風險

經營風險是由於缺乏足夠針對業務流程、人員和系統的內部控制，或內部控制失效、或由於不可控制的外部事件而引起損失的風險。本集團在管理其業務時會面臨多種由於缺乏或忽略適當的授權、書面支援和確保操作與資訊安全的程式，或由於員工的錯誤與舞弊而產生的風險。本集團努力嘗試通過建立清晰的政策並要求記錄完整的業務程式來確保交易通過適當授權、書面支援與記錄來管理其經營風險。

18. 客戶保證金

客戶保證金為客戶在平安證券用於證券交易目的而存放的短期資金。

19. 短期借款

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
質押拆借－賣出回購證券	**70**	200
質押拆借期限－賣出回購證券	**7日**	7日

20. 風險管理

產品風險

產品風險是指由於受投資收益率、費用、賠付及保戶行為的影響，而使本集團保險產品向保戶實際支付的賠款與本集團產品設計定價時預計賠款產生差異所導致的風險。本集團通過密切監督產品設計、定價及實際賠款金額以控制產品風險。另外，本集團還通過運用合計的自留額和巨災再保險來減低產品風險。

資產與負債的失衡風險

本集團資產與負債管理的目標是配比資產與負債的期限與利率。然而，在現行的法規與市場環境下，本集團沒有期限足夠長的資產可供投資，以與人壽保險的保險責任期限配比。當法規與市場環境允許時，本集團有意通過延長資產期限，以配比新產生的保證收益率較低的負債，減小與現有的保證收益率較高的負債的差異。

市場風險

市場風險是指因利率、市場價格的變動或其他因素引起對市場風險敏感的金融工具的價值變化，從而導致未來的收入、公允價值與未來現金流量產生潛在損失的風險。市場價值風險歸結於所有對市場風險敏感的金融工具。

16. 遞延保單獲得成本

	人壽保險 *人民幣百萬元*	財產保險 *人民幣百萬元*	合計 *人民幣百萬元*
於2003年1月1日	16,755	721	17,476
遞延	6,453	1,030	7,483
攤銷	(3,606)	(992)	(4,598)
於2003年12月31日	19,602	759	20,361
遞延	2,470	638	3,108
攤銷	(1,927)	(500)	(2,427)
於2004年6月30日	20,145	897	21,042

17. 股本

	2004年 6月30日 (未經審核) *百萬股*	2003年 12月31日 (經審核) *百萬股*
註冊股份、已發行股份及實繳股份的數量(每股人民幣1元)	**6,195**	4,933

於2004年6月24日，透過首次公開發售按每股10.33港元(約相當於人民幣10.96元)發行1,261,720,000股每股面值人民幣1元之普通股，以收取總現金代價人民幣138.26億元(未扣除發行費用)。

股本之變動情況如下：

	註冊股份、 已發行股份及 實繳股份數目 *百萬股*	**股本之面值** *人民幣百萬元*
於2004年1月1日	**4,933**	**4,933**
於首次公開發售時發行	**1,262**	**1,262**
於2004年6月30日	**6,195**	**6,195**

14. 源生貸款及應收款－同業拆借及貸款

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
貸款，攤餘成本(扣除減值準備)	**139**	21
質押貸款－買入返售證券，攤餘成本	**634**	2,968
保單質押貸款，攤餘成本	**390**	297
同業拆借及貸款，淨額	**1,163**	3,286

同業拆借及貸款之到期日情況如下：

	2004年 6月30日 (未經審核)	2003年 12月31日 (經審核)
同業拆借	**不適用**	不適用
貸款	**3個月－5年**	30日－180日
質押貸款－買入返售證券	**7日－91日**	3日－182日
保單質押貸款	180日	180日

15. 現金及現金等價物

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
現金及銀行存款	**22,940**	8,017

現金及現金等價物增加，主要是來自本公司2004年6月首次公開發售所得款項。

12. 源生貸款及應收款－債券

	2004年 6月30日 （未經審核） *人民幣百萬元*	2003年 12月31日 （經審核） *人民幣百萬元*
攤餘成本	**24,949**	19,170
公允價值	**23,845**	19,060

債券投資之到期日情況如下：

	2004年 6月30日 （未經審核） *人民幣百萬元*	2003年 12月31日 （經審核） *人民幣百萬元*
於各到期期間債券的攤餘成本：		
1年以內	**2,050**	496
1年至5年	**2,326**	3,709
5年以上	**20,573**	14,965
合計	**24,949**	19,170

13. 源生貸款及應收款－定期存款

定期存款之到期日情況如下：

	2004年 6月30日 （未經審核） *人民幣百萬元*	2003年 12月31日 （經審核） *人民幣百萬元*
於各到期期間定期存款的賬面價值：		
1年以內	**8,580**	3,689
1年至5年	**57,937**	62,971
5年以上	**13,929**	11,573
合計	**80,446**	78,233

10. 可供出售的投資

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
上市債券投資，公允價值	**10,265**	12,408
非上市債券投資，公允價值	**2,677**	2,156
非上市權益證券投資，成本(扣除減值準備)	**254**	200
合計	**13,196**	14,764

債券投資之到期日情況如下：

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
於各到期期間債券的公允價值：		
1年以內	**–**	6,449
1年至5年	**4,430**	1,082
5年以上	**8,512**	7,033
合計	**12,942**	14,564

11. 持有至到期的投資

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
債券投資，攤餘成本	**41,832**	32,332
公允價值	**38,547**	31,407

債券投資之到期日情況如下：

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
於各到期期間債券的攤餘成本：		
1年以內	**1**	285
1年至5年	**5,049**	4,563
5年以上	**36,782**	27,484
合計	**41,832**	32,332

8. 每股收益

本期間每股基本收益按本期間未經審核股東應佔溢利除以本期間已發行股數的加權平均數4,981,861,026股（截至2003年6月30日止6個月：反映2003年12月19日的轉增資本後為4,933,333,334股）計算。

本公司沒有任何攤薄的潛在股份，因此攤薄後的每股收益不作列報。

9. 因交易而持有的投資

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
上市債券投資，公允價值	**3,381**	1,386
非上市債券投資，公允價值	**201**	725
上市權益投資，公允價值	**57**	40
上市證券投資基金，公允價值	**7,863**	4,648
合計	**11,502**	6,799

債券投資之到期日情況如下：

	2004年 6月30日 (未經審核) *人民幣百萬元*	2003年 12月31日 (經審核) *人民幣百萬元*
於各到期期間債券的公允價值：		
1年以內	**1,966**	1,117
1年至5年	**950**	558
5年以上	**666**	436
合計	**3,582**	2,111

6. 所得稅

根據《中華人民共和國企業所得稅暫行條例》，本集團的應納稅所得額是財務報告淨利潤減去可抵扣項目後的所得額。本集團、子公司及其分支機構適用的企業所得稅率如下：

稅種	**子公司及其分支機構**	**稅率**
中華人民共和國企業所得稅	一位於經濟特區	15%
	一位於經濟特區以外	33%
香港利得稅	一位於香港特別行政區的子公司	17.5%

	截至6月30日止6個月	
	2004年	2003年
	(未經審核)	(未經審核)
	人民幣百萬元	*人民幣百萬元*
當期所得稅	**297**	310
遞延稅項	**18**	(54)
所得稅	**315**	256

7. 股息

(1) 本期間的股息

董事不建議就本期間派付任何股息(截至2003年6月30日止6個月：無)。

(2) 於本期間內宣告的過往財政年度股息

	截至6月30日止6個月	
	2004年	2003年
	(未經審核)	(未經審核)
	人民幣百萬元	*人民幣百萬元*
每股末期股息人民幣0.12元(截至2003年6月30日止6個月：每股人民幣0.10元)	**592**	493

4. 投資收入及其它收入

	截至6月30日止6個月	
	2004年	2003年
	(未經審核)	(未經審核)
	人民幣百萬元	*人民幣百萬元*
投資收入		
利息收入：		
債券	**1,258**	937
定期及其他銀行存款	**1,769**	1,689
質押拆借	**40**	102
股息收入	**321**	27
已實現收益／(損失)：		
因交易而持有的投資	**65**	48
可供出售的投資	**(8)**	43
因交易而持有的投資產生的未實現收益／(損失)	**(826)**	175
投資物業經營性租賃收入	**60**	44
投資收入合計	**2,679**	3,065
其他收入	**269**	173
投資收入及其它收入合計	**2,948**	3,238

5. 營業利潤

營業利潤已扣除下列費用：

	截至6月30日止6個月	
	2004年	2003年
	(未經審核)	(未經審核)
	人民幣百萬元	*人民幣百萬元*
工資及福利，不包括董事的酬金	**1,230**	1,285
投資物業折舊	**31**	22
物業、機器及設備的折舊	**150**	174
土地使用權攤銷	**10**	10
商譽攤銷	**13**	—
投資物業、物業、機器及設備、在建工程和土地使用權減值準備	**17**	32
經營租賃土地及房屋支出	**276**	260
計提的壞賬準備淨額	**40**	—

3. 承保保費及保單費收入

	截至6月30日止6個月	
	2004年	2003年
	(未經審核)	(未經審核)
	人民幣百萬元	*人民幣百萬元*
毛承保保費收入及投資連結保險保費收入	**34,550**	38,094
減:分配至投資連結保險投資賬戶資產	**(1,903)**	(2,213)
	32,647	35,881
減:營業税金及附加	**(350)**	(333)
毛承保保費及保單費收入(扣除營業税金及附加)	**32,297**	35,548
毛額		
人壽保險		
短期人壽保險	**2,037**	1,972
長期人壽保險	**25,124**	29,108
財產保險	**5,136**	4,468
毛承保保費及保單費收入(扣除營業税金及附加)	**32,297**	35,548
淨額(扣除分出保費)		
人壽保險		
短期人壽保險	**1,624**	1,452
長期人壽保險	**25,117**	29,104
財產保險	**3,385**	3,088
淨承保保費收入及保單費收入	**30,126**	33,644

2. 分部報告(續)

2003年12月31日的分部分析如下：

	人壽保險 (經審核) 人民幣 百萬元	財產保險 (經審核) 人民幣 百萬元	總部 (經審核) 人民幣 百萬元	其他 (經審核) 人民幣 百萬元	抵銷 (經審核) 人民幣 百萬元	合計 (經審核) 人民幣 百萬元
資產負債表						
於聯營公司之投資	–	–	–	3	–	3
其他投資	143,371	5,874	12,798	2,055	(8,181)	155,917
其他資產	38,883	4,762	227	4,719	(1,032)	47,559
總資產	182,254	10,636	13,025	6,777	(9,213)	203,479
壽險責任及其他準備金	163,040	7,503	–	–	–	170,543
其他負債	15,368	1,593	64	3,654	(1,032)	19,647
總負債	178,408	9,096	64	3,654	(1,032)	190,190
少數股東權益	11	–	–	248	78	337
分部淨資產	3,835	1,540	12,961	2,875	(8,259)	12,952

2. 分部報告（續）

截至2003年6月30日止6個月的分部分析如下：

	人壽保險（未經審核）人民幣百萬元	財產保險（未經審核）人民幣百萬元	總部（未經審核）人民幣百萬元	其他（未經審核）人民幣百萬元	抵銷（未經審核）人民幣百萬元	合計（未經審核）人民幣百萬元
利潤表						
毛承保保費及保單費收入（扣除營業税金及附加）	31,080	4,468	–	–	–	35,548
減：分出保費	(524)	(1,380)	–	–	–	(1,904)
未到期責任準備金增加額	(253)	(459)	–	–	–	(712)
淨已賺保費	30,303	2,629	–	–	–	32,932
分保佣金收入	206	467	–	–	–	673
投資收入及其他收入	2,895	135	155	58	(5)	3,238
收入合計	33,404	3,231	155	58	(5)	36,843
遞延保單獲得成本變動額	1,621	42	–	–	–	1,663
賠款、退保、年金與滿期給付	(4,573)	(1,937)	–	–	–	(6,510)
保戶紅利支出及準備金	(382)	–	–	–	–	(382)
壽險責任準備金增加額	(24,033)	–	–	–	–	(24,033)
佣金支出	(2,754)	(306)	–	–	–	(3,060)
營業及管理費用	(2,026)	(787)	(44)	(74)	21	(2,910)
利息支出	(98)	(9)	–	–	–	(107)
計提保險保障基金	(14)	(32)	–	–	–	(46)
費用合計	(32,259)	(3,029)	(44)	(74)	21	(35,385)
營業利潤	1,145	202	111	(16)	16	1,458
應佔聯營公司收益	–	–	–	4	–	4
所得税	(145)	(159)	48	–	–	(256)
未計少數股東損益前淨利潤	1,000	43	159	(12)	16	1,206
少數股東損益	–	–	–	–	(10)	(10)
股東應佔溢利	1,000	43	159	(12)	6	1,196

2. 分部報告（續）

2004年6月30日的分部分析如下：

	人壽保險（未經審核）人民幣百萬元	財產保險（未經審核）人民幣百萬元	總部（未經審核）人民幣百萬元	其他（未經審核）人民幣百萬元	抵銷（未經審核）人民幣百萬元	合計（未經審核）人民幣百萬元
資產負債表						
於聯營公司之投資	–	–	–	3	–	3
其他投資	161,286	6,414	12,042	2,969	(8,200)	174,511
其他資產	41,668	5,764	15,045	4,080	(484)	66,073
總資產	202,954	12,178	27,087	7,052	(8,684)	240,587
壽險責任及其他準備金	182,163	8,531	–	–	–	190,694
其他負債	15,948	2,142	1,404	3,727	(483)	22,738
總負債	198,111	10,673	1,404	3,727	(483)	213,432
少數股東權益	11	–	–	391	89	491
分部淨資產	4,832	1,505	25,683	2,934	(8,290)	26,664

2. 分部報告

分部資料乃就本集團的業務分部予以呈列。本集團的收入及淨利潤主要來自中國境內，因此，未有呈列按地域所作的分部分析。

截至2004年6月30日止6個月(「本期間」)的分部分析如下：

	人壽保險 (未經審核) *人民幣 百萬元*	財產保險 (未經審核) *人民幣 百萬元*	總部 (未經審核) *人民幣 百萬元*	其他 (未經審核) *人民幣 百萬元*	抵銷 (未經審核) *人民幣 百萬元*	合計 (未經審核) *人民幣 百萬元*
利潤表						
毛承保保費及保單費收入 (扣除營業稅金及附加)	27,161	5,136	–	–	–	32,297
減：分出保費	(420)	(1,751)	–	–	–	(2,171)
未到期責任準備金增加額	(97)	(790)	–	–	–	(887)
淨已賺保費	26,644	2,595	–	–	–	29,239
分保佣金收入	120	550	–	–	–	670
投資收入及其他收入	2,497	111	118	251	(29)	2,948
收入合計	29,261	3,256	118	251	(29)	32,857
遞延保單獲得成本變動額	543	138	–	–	–	681
賠款、退保、年金與滿期給付	(5,118)	(1,884)	–	–	–	(7,002)
保戶紅利支出及準備金	(219)	–	–	–	–	(219)
壽險責任準備金增加額	(18,962)	–	–	–	–	(18,962)
佣金支出	(2,253)	(331)	–	–	–	(2,584)
營業及管理費用	(1,690)	(957)	(40)	(191)	17	(2,861)
利息支出	(3)	(3)	–	(10)	–	(16)
計提保險保障基金	(16)	(36)	–	–	–	(52)
費用合計	(27,718)	(3,073)	(40)	(201)	17	(31,015)
營業利潤	1,543	183	78	50	(12)	1,842
所得稅	(161)	(138)	(13)	(3)	–	(315)
未計少數股東損益前淨利潤	1,382	45	65	47	(12)	1,527
少數股東損益	–	–	–	(8)	(15)	(23)
股東應佔溢利	1,382	45	65	39	(27)	1,504

簡明合併財務報表附註

2004年6月30日

1. 主要業務、結構及編製基礎

(a) 主要業務及本集團結構的變動

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)於1988年3月21日在中華人民共和國(以下簡稱「中國」)深圳成立。其營業範圍包括投資保險企業、監督及管理子公司的國內、海外業務及開展保險資金運用業務等。本公司及其主要子公司(以下簡稱「本集團」)主要從事承保人民幣和外幣的財產保險和人身保險業務。

於2003年9月29日，平安信託投資有限責任公司(以下簡稱「平安信託」，乃本公司的子公司)簽訂一份股權轉讓協議，向中國銀行收購福建亞洲銀行(以下簡稱「該銀行」)的50%股權。於2003年12月23日，中國銀行業監督管理委員會(以下簡稱「中國銀監會」)批准上述銀行股權轉讓，並批准該銀行中文名稱變更為平安銀行有限責任公司。中國銀監會亦批准平安信託向該銀行額外注資2,300萬美元。收購、額外注資及相關工商變更登記已於2004年2月完成。因此，該銀行已成為平安信託擁有73%權益的子公司，而該銀行的財務報表納入本集團的合併財務報表內。

(b) 編製基礎及主要會計政策

未經審核簡明合併財務報表已遵照國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則的披露要求編製。

編製簡明合併財務報表所用的會計政策及計算方法，與載於本公司於2004年6月14日刊發的招股書附錄一的會計師報告所用者一致，並應與其一併閱覽。

簡明合併現金流量表

截至2004年6月30日止6個月

	附註	截至6月30日止6個月 2004年 (未經審核) 人民幣百萬元	 2003年 (未經審核) 人民幣百萬元
經營活動產生的現金流入		**20,119**	20,171
投資活動產生的現金流出		**(17,779)**	(10,478)
籌資活動產生的現金流入／(流出)		**12,583**	(7,172)
現金及現金等價物的淨增加額		**14,923**	2,521
現金及現金等價物的期初餘額		**8,017**	3,815
現金及現金等價物的期末餘額	*15*	**22,940**	6,336

所附附註為本簡明合併財務報表的組成部分。

簡明合併所有者權益變動表

截至2004年6月30日止6個月

			儲備						
	附註	股本 人民幣 百萬元	資本公積 人民幣 百萬元	盈餘公積 人民幣 百萬元	公益金 人民幣 百萬元	總準備金 人民幣 百萬元	淨未實現收益／(虧損) 人民幣 百萬元	未分配利潤／(未彌補虧損) 人民幣 百萬元	合計 人民幣 百萬元
(未經審核)									
2003年1月1日餘額		2,467	5,285	2,880	381	395	382	(102)	11,688
截至2003年6月30日止6個月之淨利潤		–	–	–	–	–	–	1,196	1,196
可供出售的投資之淨收益		–	–	–	–	–	124	–	124
可供出售的投資之淨收益由權益轉入利潤表	4	–	–	–	–	–	(43)	–	(43)
已確認之遞延税項淨額		–	–	–	–	–	(12)	–	(12)
分配任意盈餘公積		–	–	1,057	–	–	–	(1,057)	–
宣派股息	7	–	–	–	–	–	–	(493)	(493)
2003年6月30日餘額		2,467	5,285	3,937	381	395	451	(456)	12,460
(未經審核)									
2004年1月1日餘額		4,933	2,818	4,148	486	395	(180)	352	12,952
截至2004年6月30日止6個月之淨利潤		–	–	–	–	–	–	1,504	1,504
可供出售的投資之淨虧損		–	–	–	–	–	(532)	–	(532)
可供出售的投資之淨虧損由權益轉入利潤表	4	–	–	–	–	–	8	–	8
已確認之遞延税項淨額		–	–	–	–	–	79	–	79
透過首次公開招股發行股份	17	1,262	12,564	–	–	–	–	–	13,826
股份發行費用		–	(581)	–	–	–	–	–	(581)
宣派股息	7	–	–	–	–	–	–	(592)	(592)
2004年6月30日餘額		6,195	14,801	4,148	486	395	(625)	1,264	26,664

所附附註為本簡明合併財務報表的組成部份。

簡明合併資產負債表*（續）*

2004年6月30日

	附註	2004年 6月30日 （未經審核） *人民幣百萬元*	2003年 12月31日 （經審核） *人民幣百萬元*
權益及負債			
權益			
股本	*17*	**6,195**	4,933
儲備		**19,205**	7,667
未分配利潤		**1,264**	352
權益合計		**26,664**	12,952
少數股東權益		**491**	337
負債			
客戶保證金	*18*	**2,939**	2,304
短期借款	*19*	**70**	200
預收保費		**599**	2,129
應付佣金		**518**	497
未決賠款準備金		**5,119**	4,817
應付分保賬款		**652**	270
應付保戶紅利及準備金		**1,396**	1,189
保戶儲金		**45**	49
分保公司存入款項		**110**	130
未到期責任準備金		**6,668**	5,781
壽險責任準備金		**178,907**	159,945
應交税金		**396**	326
保險保障基金		**768**	710
其他負債		**3,434**	1,784
投資連結保險投資賬戶負債		**11,811**	10,059
負債合計		**213,432**	190,190
權益及負債合計		**240,587**	203,479

所附附註為本簡明合併財務報表的組成部份。

簡明合併資產負債表

2004年6月30日

	附註	2004年 6月30日 (未經審核) 人民幣百萬元	2003年 12月31日 (經審核) 人民幣百萬元
資產			
投資			
因交易而持有的投資	9	**11,502**	6,799
可供出售的投資	10	**13,196**	14,764
持有至到期的投資	11	**41,832**	32,332
源生貸款及應收款：			
債券	12	**24,949**	19,170
定期存款	13	**80,446**	78,233
同業拆借及貸款	14	**1,163**	3,286
於聯營公司之投資		**3**	3
投資物業淨值		**1,423**	1,333
投資資產合計		**174,514**	155,920
其他資產			
現金及現金等價物	15	**22,940**	8,017
應收保費淨值		**530**	439
應收利息淨值		**1,716**	316
可攤回未決賠款準備金		**1,250**	1,338
遞延保單獲得成本	16	**21,042**	20,361
法定保證金		**1,200**	1,200
物業、機器及設備淨值		**2,899**	3,147
在建工程淨值		**151**	146
土地使用權淨值		**938**	924
商譽		**245**	241
遞延税項資產		**354**	293
其他資產		**997**	1,078
投資連結保險投資賬戶資產		**11,811**	10,059
其他資產合計		**66,073**	47,559
資產合計		**240,587**	203,479

所附附註為本簡明合併財務報表的組成部份。

簡明合併利潤表

截至2004年6月30日止6個月

	附註	截至6月30日止六個月 2004年 (未經審核) 人民幣百萬元	2003年 (未經審核) 人民幣百萬元
毛承保保費及保單費收入(扣除營業税金及附加)	3	**32,297**	35,548
減:分出保費		**(2,171)**	(1,904)
淨承保保費及保單費收入	3	**30,126**	33,644
未到期責任準備金增加額		**(887)**	(712)
淨已賺保費		**29,239**	32,932
分保佣金收入		**670**	673
投資收入及其他收入	4	**2,948**	3,238
收入合計		**32,857**	36,843
遞延保單獲得成本變動額		**681**	1,663
賠款、退保、年金與滿期給付		**(7,002)**	(6,510)
保戶紅利支出及準備金		**(219)**	(382)
壽險責任準備金增加額		**(18,962)**	(24,033)
佣金支出		**(2,584)**	(3,060)
營業及管理費用		**(2,861)**	(2,910)
利息支出		**(16)**	(107)
計提保險保障基金		**(52)**	(46)
費用合計		**(31,015)**	(35,385)
營業利潤	5	**1,842**	1,458
應佔聯營公司收益		**–**	4
所得税	6	**(315)**	(256)
未計少數股東損益前淨利潤		**1,527**	1,206
少數股東損益		**(23)**	(10)
股東應佔溢利		**1,504**	1,196
股息	7	**592**	493
		人民幣元	人民幣元
每股基本收益	8	**0.30**	0.24

所附附註為本簡明合併財務報表的組成部份。

獨立核數師審閱報告

致中國平安保險(集團)股份有限公司(「貴公司」)
董事會

我們受　貴公司的委托對　貴公司及其子公司(統稱「貴集團」)載於第14頁至第35頁截至2004年6月30日止6個月的中期財務報告作出審閱。

董事及核數師各自的責任

中期財務報告乃遵照《香港聯合交易所有限公司證券上市規則》的有關要求及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」編製。中期財務報告由董事負責,並由董事核准通過。我們的責任是依據我們審閱工作的結果對中期財務報告提出獨立結論,並根據我們協議約定的條款只向董事會出具報告,此外並無其他目的。我們概不就本報告的內容對其他任何人士承擔或負上責任。

審閱工作

我們根據香港會計師公會頒佈的《核數準則》第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括查詢　貴集團的管理層、分析中期財務報告並據此評估有否貫徹採納會計政策及呈列方式(另行披露者除外)。審閱工作並不包括審核程序中的控制檢測及對資產、負債及交易的驗證。由於審閱工作的範圍遠較審核工作小,所給予的保證程度也較審核低,因此,我們對中期財務報告概不發表審核意見。

審閱結論

基於這項並不構成審核的審閱工作,我們並未察覺截至2004年6月30日止6個月的中期財務報告需要作出任何重大的修改。

安永會計師事務所
執業會計師

香港
2004年8月25日

營業利潤。 綜上所述，截至2004年6月30日止6個月，本公司營業利潤增至人民幣18.42億元，而2003年同期則為人民幣14.58億元，增幅為26.3%。截至2004年6月30日止6個月，本公司壽險業務的營業利潤增至人民幣15.43億元，而2003年同期則為人民幣11.45億元，增幅為34.8%。而截至2004年6月30日止6個月，本公司財產保險業務的營業利潤降至人民幣1.83億元，而2003年同期則為人民幣2.02億元，降幅為9.4%。

所得稅。 截至2004年6月30日止6個月，本公司所得稅增至人民幣3.15億元，而2003年同期則為人民幣2.56億元，增幅為23.0%。此增加主要由於本公司營業利潤增加所致。截至2004年6月30日止6個月，本公司的有效稅率降至17.1%，而2003年同期則為17.6%。此減少主要由於証券投資基金的股息收入及政府債券的利息收入(於2004年上半年佔本公司投資收入的比重增加)獲豁免繳交若干稅項所致。

股東應佔溢利。 綜上所述，及經計入少數股東損益，截至2004年6月30日止6個月，本公司淨利潤增至人民幣15.04億元，而2003年同期則為人民幣11.96億元，增幅為25.8%。截至2004年6月30日止6個月，本公司壽險業務淨利潤增至人民幣13.82億元，而2003年同期則為人民幣10億元，增幅為38.2%；而截至2004年6月30日止6個月，本公司財產保險業務的淨利潤增至人民幣0.45億元，而2003年同期則為人民幣0.43億元，增幅為4.7%。

壽險責任準備金增加額。 截至2004年6月30日止6個月本公司壽險責任準備金增加人民幣189.62億元，而2003年同期增加人民幣240.33億元。截至2004年6月30日止6個月的壽險責任準備金增加額較小的主要原因是本公司銀行保險和團體保險業務的毛承保保費減少。

佣金支出。 本公司佣金支出從截至2003年6月30日止6個月的人民幣30.60億元減至2004年同期的人民幣25.84億元，減幅為15.6%。本公司佣金支出在本公司毛承保保費及保單費收入中的比例從截至2003年6月30日止6個月的8.6%下降至2004年同期的8.0%。

本公司壽險業務佣金支出(主要是本公司向銷售代理人支付的費用)從截至2003年6月30日止6個月的人民幣27.54億元減至2004年同期的人民幣22.53億元，減幅為18.2%。本公司壽險業務佣金支出佔本公司毛承保保費及保單費收入的比例從截至2003年6月30日止6個月的8.9%下降到2004年同期的8.3%。此減少的主要原因是本公司壽險產品毛承保保費及保單費收入減少，尤其是本公司個人壽險產品首年保費減少所致。

截至2004年6月30日止6個月，本公司財產保險業務的佣金支出(主要向銷售本公司產品的代理人及經紀人支付)增加8.2%，至人民幣3.31億元，而2003年同期為人民幣3.06億元。此增加主要由於本公司截至2004年6月30日止6個月的財產保險業務的毛承保保費及保單費收入較2003年同期增加所致。截至2004年6月30日止6個月，佣金佔本公司財產保險業務的毛承保保費及保單費收入的百分比降至6.4%，而2003年同期則為6.8%。

營業及管理費用。 截至2004年6月30日止6個月，本公司營業及管理費用降至人民幣28.61億元，而2003年同期則為人民幣29.10億元，降幅為1.7%。營業及管理費用於截至2004年6月30日及2003年6月30日止6個月分別佔本公司毛承保保費及保單費收入的8.9%及8.2%。

截至2004年6月30日止6個月，本公司壽險業務的營業及管理費用降至人民幣16.90億元，而2003年同期則為人民幣20.26億元，降幅為16.6%。截至2004年6月30日止6個月，營業及管理費用佔本公司壽險業務的毛承保保費及保單費收入的百分比降至6.2%，而2003年同期則為6.5%。該等降幅主要由於規模經濟不斷加大，本公司實施成本控制措施奏效以及2004年上半年銷售的保單較少所致。

截至2004年6月30日止6個月，本公司財產保險業務的營業及管理費用增至人民幣9.57億元，而2003年同期則為人民幣7.87億元，增幅為21.6%。此增加主要由於2004年上半年機動車輛保險、非機動車輛保險及意外保險以及健康保險保單銷售額增加所致。截至2004年6月30日止6個月，營業及管理費用佔本公司財產保險業務的毛承保保費及保單費收入的百分比增至18.6%，而2003年同期則為17.6%。

遞延保單獲得成本變動額。 截至2004年6月30日止6個月本公司遞延保單獲得成本變動額為人民幣6.81億元，2003年同期為人民幣16.63億元。截至2004年6月30日止6個月本公司壽險業務的遞延保單獲得成本變動額為人民幣5.43億元，2003年同期則為人民幣16.21億元。遞延保單獲得成本變動額較小主要是因個人壽險產品首年保費減少以及本公司有效壽險保單的遞延保單獲得成本的攤銷增加所致。

截至2004年6月30日止6個月本公司財產保險業務遞延保單獲得成本變動額為人民幣1.38億元，而2003年同期為人民幣0.42億元。遞延保單獲得成本變動額較大的主要原因是2004年上半年本公司財產保險業務的毛承保保費及保單費收入大幅增加所致。

賠款、退保、年金與滿期給付。 截至2004年6月30日止6個月本公司的賠款、退保、年金與滿期給付從2003年同期的人民幣65.10億元增至人民幣70.02億元，增幅為7.6%。

本公司壽險業務的賠款、退保、年金與滿期給付從截至2003年6月30日止6個月的人民幣45.73億元增加11.9%至2004年同期的人民幣51.18億元。此增加的主要原因是年金與滿期給付、退保及死亡和其它賠付有所增加，而此增加則由於賠款支出下降而被部分抵消。下表概列所示期間本公司壽險保單項下退保、年金與滿期給付、死亡給付與其他賠付以及賠款有關的總支付額：

	截至6月30日止6個月			
	2004年		2003年	
	金額	**所佔%**	金額	所佔%
	(人民幣百萬元，百分比除外)			
賠款	**653**	**12.8%**	981	21.4%
年金與滿期給付	**2,213**	**43.2**	1,704	37.3
退保	**1,866**	**36.5**	1,626	35.6
死亡給付與其他賠付	**386**	**7.5**	262	5.7
合計	**5,118**	**100.0%**	4,573	100.0%

本公司財產保險業務的賠款支出從截至2003年6月30日止6個月的人民幣19.37億元減至2004年同期的人民幣18.84億元，減幅為2.7%。減少主要是因本公司財產保險業務從再保險人攤回分保賠款有所增加及毛未決賠款準備金的增加較小所致。

保戶紅利支出及準備金。 保戶紅利支出及準備金從截至2003年6月30日止6個月的人民幣3.82億元減至2004年同期的人民幣2.19億元，減幅為42.7%。減少的主要原因為本公司分紅型壽險保單的投資收益減少。

本公司財產保險業務的毛承保保費及保單費收入(扣除營業稅金及附加)由截至2003年6月30日止6個月的人民幣44.68億元增加15.0%至2004年同期的人民幣51.36億元。此增加主要由於機動車輛保險、非機動車輛保險及意外保險和健康保險業務的毛承保保費增加所致。下表載列所示期間機動車輛保險、非機動車輛保險及意外與健康保險的毛承保保費及保單費收入:

	截至6月30日止6個月	
	2004年	2003年
	(人民幣百萬元)	
機動車輛保險	**3,007**	2,656
非機動車輛保險	**1,958**	1,781
意外與健康保險	**171**	31
合計	**5,136**	4,468

機動車輛保險產品的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣26.56億元增加13.2%至2004年同期的人民幣30.07億元。此增幅的主要原因為:(1)於2004年上半年期間國內汽車需求持續增加及(2)價格競爭趨緩導致機動車輛保險費率趨於穩定。

非機動車輛保險產品的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣17.81億元增加9.9%至2004年同期的人民幣19.58億元。意外保險和健康保險產品的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣0.31億元增加至2004年同期的人民幣1.71億元。此增幅主要由於本公司持續專注推銷該兩種產品及中國經濟持續增長所致。

就本公司財產保險業務而言,分出保費從截至2003年6月30日止6個月的人民幣13.80億元增加至2004年同期的人民幣17.51億元,增幅為26.9%。截至2004年6月30日止6個月分出保費佔本公司財產保險業務毛承保保費及保單費收入的比例為34.1%,2003年同期則為30.9%。此增加主要因毛承保保費及保單費收入有所增加以及本公司承保幾項大型商業及建築工程保單,其中分出保費的比例較高。

投資收入。 本公司的投資收入從截至2003年6月30日止6個月的人民幣30.65億元減至2004年同期的人民幣26.79億元,減幅為12.6%。減少的主要原因是本公司證券投資基金的公允價值大幅下跌所致,而該下跌由於本公司證券投資基金的股息收入及本公司債券組合及銀行存款的利息收入有所增加而被部分抵消。

本公司人壽保險的毛承保保費及保單費收入(扣除分配至投資連結保險投資賬戶資產的數額和營業税金及附加)由截至2003年6月30日止6個月的人民幣310.80億元下跌12.6%至2004年同期的人民幣271.61億元。此減幅主要由於本公司銀行保險及團體保險產品的毛承保保費及保單費收入減少所致。下表載列所示期間本公司人壽保險業務的毛承保保費及保單費收入:

	截至6月30日止6個月	
	2004年	2003年
	(人民幣百萬元)	
個人壽險	**18,595**	17,773
銀行保險	**3,055**	6,813
團體保險	**5,511**	6,494
合計	**27,161**	31,080

個人壽險產品的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣177.73億元上升4.6%至2004年同期的人民幣185.95億元。此增幅主要由於續期保費由截至2003年6月30日止6個月的人民幣127.25億元增加至2004年同期的人民幣146.79億元，其主要原因為:(1)本公司專注於發展期繳保費產品及(2)本公司繼續致力提升客戶服務水平導致客戶保單繼續率上升。續期保費的增加部分被首年保費由截至2003年6月30日止6個月的人民幣50.48億元減少22.4%至2004年同期的人民幣39.16億元所抵銷。首年保費減少主要由於持續推動個人壽險銷售隊伍改革，因而導致個人壽險銷售代理人數減少所致。

本公司銀行保險產品的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣68.13億元下跌55.2%至2004年同期的人民幣30.55億元。本公司團體保險產品的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣64.94億元下跌15.1%至2004年同期的人民幣55.11億元。此等減幅主要由於此兩項業務的盈利較低，本公司控制此等業務的增長所致。

就本公司壽險業務而言，分保予再保險人之保費由截至2003年6月30日止6個月的人民幣5.24億元下跌19.8%至2004年同期的人民幣4.20億元。此減幅主要因為2004年根據中國加入世貿組織協議降低有關短期意外保險和健康保險的法定強制分保要求所致。

下表載列所示期間有關本公司投資收入之若干資料：

	截至6月30日止6個月			
	2004年		2003年	
	金額	收益率	金額	收益率
	（人民幣百萬元計，百分比除外）			
淨投資收益	**3,448**	**4.1%**	2,799	4.3%
已實現及未實現的收益／（虧損）淨額	**(769)**		266	
投資收入合計	**2,679**	**3.6%**	3,065	4.5%

流動性及資本與負債的比率

於2004年6月30日，本集團之現金及現金等價物約為人民幣229.4億元。

本集團的資產並無重大抵押。

資本與負債的比率為88.9%，以負債合計及少數股東權益之總額除以資產合計而計算得出。

本公司員工

於2004年6月30日，本公司共有僱員34,735名及約180,000名個人銷售代理人。員工薪酬組合經參考市場情況及個人表現而釐訂。按照中國法例及規例，本公司已替本公司員工參加了多種由省市政府組織之供款養老金計劃。

經營業績

截至2004年6月30日止6個月與截至2003年6月30日止6個月的比較

承保保費及保單費收入。 本公司的毛承保保費及保單費收入（扣除分配至投資連結保險投資賬戶資產的數額和營業税金及附加）由截至2003年6月30日止6個月的人民幣355.48億元下跌9.1%至2004年同期的人民幣322.97億元。此減幅主要由於本公司於2004年上半年持續致力控制整體業務增長所致。

交叉銷售

於2004年上半年，本公司憑藉廣闊的客戶基礎及先進資訊科技能力在交叉銷售保險產品上獲得重大進展。因此，交叉銷售業務的毛承保保費由截至2003年6月30日止6個月的人民幣4.25億元增加85.2%至2004年同期的人民幣7.87億元。

下表載列所示期間本公司保險產品交叉銷售的若干數字：

	截至6月30日止6個月	
	2004年	2003年
	（人民幣百萬元）	
財產保險客戶購買人壽保險的毛承保保費	**473**	218
人壽保險客戶購買財產保險的毛承保保費	**314**	207
合計	**787**	425

投資

截至2004年6月30日止6個月，本公司淨投資收益（包括利息收入及股息收入）增加23.2%至人民幣34.48億元，而2003年同期則為人民幣27.99億元。於2004年上半年，本公司繼續改善本公司投資組合的資產分配及延長資產久期。因此，於2004年6月30日，本公司的債券投資佔本公司投資資產總額的百分比增至47.7%，而2003年12月31日則為43.7%。本公司於2004年上半年對債券之新投資額的平均投資回報率達到4.6%，原因是在此期間債券收益率顯著提高。此外，於2004年6月30日，本公司的政府債券投資（其利息收入可獲豁免繳稅）佔本公司債券投資組合總額的百分比增至59.1%，而2003年12月31日則為56.1%。由於2004年上半年中國股票市場低迷，本公司的總投資收益率於2004年上半年降至3.6%，而2003年同期則為4.5%。儘管股票市場波動不定，本公司相信，本公司的投資策略將使本公司從核心淨投資收益獲得穩定回報。

人壽保險

於2004年上半年，本公司人壽保險業務的增長注重於利潤較豐厚的期繳保費個人壽險產品。因此，來自個人壽險產品的保費佔截至2004年6月30日止6個月人壽保險業務的毛承保保費及保單費收入約68.5%，而2003年同期則約為57.2%。特別是，於截至2004年6月30日止6個月逾95%個人壽險首年保費來自期繳保費產品。專注發展期繳保費個人壽險產品為本公司提供穩定收入來源，有助本公司獲得長期穩定盈利。來自人壽保險業務的淨利潤由截至2003年6月30日止6個月的人民幣10億元增加38.2%至2004年同期的人民幣13.82億元。

本公司於2004年上半年持續優化個人壽險產品的銷售力量以提升產能及專業水平，並使本公司的個人壽險銷售代理人數穩定於約180,000名。此外，本公司持續致力提升客戶服務。因此，截至2004年6月30日，本公司的個人壽險客戶的13個月及25個月保單繼續率分別提升至88.5%及80.8%。

財產保險

本公司財產保險業務的賠付率由截至2003年6月30日止6個月的73.7%下降至2004年同期的72.6%。於2004年上半年，本公司繼續致力規範核保及謹慎選擇風險以提升財產保險業務的盈利能力。因此，於截至2004年6月30日止6個月，本公司面對的索賠(尤其是機動車輛保險的索賠)較2003年同期有所改善。

下表載列所示期間財產保險業務的費用率、賠付率及綜合成本率：

	截至6月30日止6個月	
	2004年	2003年
費用率	**24.6%**	23.8%
賠付率	**72.6**	73.7
綜合成本率	**97.2%**	97.5%

管理層討論及財務狀況與經營業績分析

業務回顧

本集團截至2004年6月30日止6個月的財務表現理想。儘管本公司的毛承保保費及保單費收入由截至2003年6月30日止6個月的人民幣355.48億元減少9.1%至2004年同期的人民幣322.97億元，本公司的淨利潤由截至2003年6月30日止6個月的人民幣11.96億元增加25.8%至2004年同期的人民幣15.04億元。毛承保保費及保單費收入的減少主要由於本公司為優化產品組合及提升毛利率而於2004年致力控制其整體業務增長。本公司的總資產由2003年12月31日的人民幣2,034.79億元增加至2004年6月30日的人民幣2,405.87億元，而本公司的權益合計由2003年12月31日的人民幣129.52億元增加至2004年6月30日的人民幣266.64億元，主要由於本公司於2004年6月進行首次公開發售所得款項及2004年上半年本公司淨利潤增加所致。本公司相信，本公司已持續改善人壽保險和財產保險核心業務品質，並已準備就緒，迎接中期盈利的穩健增長。

本公司的人壽保險和財產保險核心業務分別佔截至2004年6月30日止6個月的收入約89.1%及9.9%。下表載列所示期間按業務分部細分的收入：

	截至6月30日止6個月	
	2004年	2003年
	(人民幣百萬元)	
人壽保險	**29,261**	33,404
財產保險	**3,256**	3,231
其他[(1)]	**340**	208
合計	**32,857**	36,843

(1) 由人壽保險和財產保險以外的業務組成，包括本公司通過平安信託投資有限責任公司和平安證券有限責任公司分別向客戶提供的信託業務和證券服務。

積極推進保險專業化運作

在保監會指導下，公司申請設立養老保險、健康險等專業公司運作，探索適應未來市場發展的新的贏利點。目前養老金公司已獲得保監會原則上批准籌建，其他公司的申報審批工作正在進行當中。

在全體員工的積極支援下，上述各項工作正在按照計畫穩步推進。我們相信，我們正在朝著提高公司長期盈利能力和增加股東價值的正確方向邁進。

下半年展望

進入2004年以來，中國保險市場呈現出新的特點，保險業與宏觀經濟、金融以及其他行業的關聯效應日益顯現，保險市場競爭進一步加劇，正在從單一的保險產品和服務走向多元化和綜合化，規範經營、效益導向、利潤導向的經營觀念正在成為市場主流觀念，這些新的變化和趨勢對中國保險業經營提出了新的挑戰，但從長期看，對一貫堅持規範化、專業化和價值導向的平安保險公司而言，將獲得與公司長期堅持的經營理念相適應的競爭環境和更加寬廣的發展空間。

2004年下半年，公司將繼續深入推進產、壽險改革，調整產品組合，提升銷售隊伍產能，優化隊伍結構，改善銷售支援和管控，為長期發展打下牢固基礎。我們將繼續推進產、壽險後援集中項目建設，制定標準化的運營流程，進一步加強風險控制，不斷提昇保險業務質素。我們還將進一步推進服務體系的整合，加大產品開發力度，加強產品交叉銷售，積極推出更多樣化、個性化的保險產品，滿足中國保險市場快速發展的需求。

2004年是平安上市的第一年，也是平安發展的關鍵一年。公司將一如既往地將股東回報最大化作為全體員工的奮鬥目標，繼續大力推進各項改革與發展舉措，完成本年度公司各項經營指標，向全體股東交上一份滿意的答卷。

馬明哲
董事長兼首席執行官

2004年8月25日

董事長致詞

2004年6月24日，中國平安保險(集團)股份有限公司(「平安」或「公司」)在香港聯交所成功上市，標誌著平安的發展又邁出了新的一步。公司健全的治理結構、國際化的管理團隊、良好的資產質量、穩定的風險控制機制、穩健經營歷史和在市場上建立的良好品牌，得到全體股東的認可，這是對我們極大的鼓舞，我個人也深感榮幸和自豪。借此機會，對各位股東的大力支持和厚愛，對公司董事會、監事會和公司經營班子的密切配合表示衷心感謝，對全體平安員工的所做出的辛苦努力表示衷心感謝。

2004年上半年公司各項業務按照計劃平穩發展，業務品質明顯提升。截至2004年6月30日止6個月的淨利潤增加至人民幣15.04億元，較2003年同期人民幣11.96億元增加25.8%。權益合計由截至2003年12月31日止人民幣129.52億元增加至截至2004年6月30日止人民幣266.64億元。保單繼續率、業務員留存率、人均產能、賠付率等關鍵指標均有很大改善，交叉銷售繼續呈快速發展趨勢，對公司盈利能力的提升起到了積極的促進作用。

進一步推動產、壽險改革

壽險主要著力於加強個險業務員培訓、強化以營業部為中心的經營模式、改善銷售支援系統，調整壽險業務結構，進行團險／銀保業務轉型，提升壽險盈利能力；產險主要著力於調整銷售組織體系、完善兩核體系、改革薪酬體制、完善客戶關係管理系統等。目前部分改革專案已經進入推廣階段，達到了預期效果。

進一步推動交叉銷售

繼續推動個人壽險、團險和產險的交叉銷售，實現從一個保險產品到多個保險產品的銷售，為客戶提供更加多樣化的保險產品服務。

進一步推進後援集中建設

全國後援集中項目進展順利，上海張江全國後援中心工程建設進度良好，產、壽險兩核集中項目正在推進，產險已開始理賠集中的試點工作，目前正在研究個人業務自動化核保系統建設及推廣應用。

積極開展服務體系整合

以客戶為中心，通過統一客戶資料庫整合公司服務體系，推進公司從銷售產品到銷售服務的轉變，提供更加完善和個性化的服務，進一步提升客戶忠誠度和滿意度。

目　錄

地址　：　中國廣東深圳八卦三路平安大廈

電話　：　+86-755-82262888

傳真　：　+86-755-82414817

網址　：　www.pingan.com.cn

郵箱　：　IR@paic.com.cn；　PR@paic.com.cn

中国平安
专业·价值 PING AN OF CHINA



2004

中国平安保险（集团）股份有限公司